As filed with Securities and Exchange Commission on March 24, 2021.
File Nos. 333-
811-23649

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No.	[ ]
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	[ ]
(Check Appropriate Box or Boxes)

Variable Annuity Account Ten
(Exact Name of Registrant)
AMERICAN GENERAL LIFE INSURANCE COMPANY
(Name of Depositor)
2727-A Allen Parkway, Houston, Texas 77019
(Address of Depositor’s Principal Executive Offices) (Zip Code)
Depositor’s Telephone Number, including Area Code: (800) 871-2000
Manda Ghaferi, Esq.
American General Life Insurance Company
21650 Oxnard Street Suite 750, Woodland Hills, California 91367
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)
Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.
Title of Securities Being Registered: Units of interest in flexible premium deffered variable annuity contracts.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
[Variable Annuity]
Prospectus
[August 16, 2021]
Flexible Premium Deferred Variable Annuity Contract
issued by Depositor
American General Life Insurance Company
in all states except in New York
in connection with
VARIABLE ANNUITY ACCOUNT TEN
This variable annuity has several investment choices - Variable Portfolios (which are subaccounts of the separate account). Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed in Appendix A to this prospectus. Not all Underlying Funds may be available at the time the contract is purchased.
Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity, including a description of all material features of the contract.
If you are a new investor in the contract, you may cancel your contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon such cancellation, you will receive either a full refund of the amount you paid with your application or your total contract value  which may vary depending on state requirement. You should review this prospectus, or consult with your financial representative, for additional information about the specific cancellation terms that apply.
If you are considering funding a tax-qualified retirement plan (e.g., IRA) with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified plan itself. You should fully discuss this decision with your financial representative.
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission (“SEC”), paper copies of the shareholder reports for portfolios available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by contacting (855) 421-2692 or visiting www.aig.com/annuities/GetMyPrintedReports and providing the 12-digit opt-in ID located above your mailing address. Your election to receive reports in paper will apply to all portfolios available under your contract.
These securities have not been approved or disapproved by the SEC, nor any state securities commission, nor has the SEC passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.
Inquiries: If you have questions about your contract, call your financial representative or contact us at Annuity Service Center, [P.O. Box 15570, Amarillo, Texas 79105-5570]. Telephone Number: [(800) 445-7862] and website [(www.aig.com/annuities)].
Please see ALLOCATION OF PURCHASE PAYMENTS in this prospectus for the address to which you must send Purchase Payments.

Glossary

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.
Accumulation Phase - The period during which you invest money in your contract.
Accumulation Units - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.
Accumulation Unit Values (AUV) - The value of the Accumulation Units credited to your contract. Accumulation Unit Values are determined at the close of every NYSE business day by multiplying the Accumulation Unit Value for the preceding NYSE business day by a factor for the current NYSE business day. The factor is determined by:
1. dividing the net asset value per share of the Underlying Fund at the end of the current NYSE business day, plus any dividend or capital gains per share declared on behalf of the Underlying Fund as of that day, by the net asset value per share of the Underlying Fund for the previous NYSE business day; and
2. multiplying it by one minus all applicable daily asset based charges.
Annuitant - The person on whose life we base annuity income payments after you begin the Income Phase.
Beneficiary - The person you designate to receive any benefits under the contract if you or, in the case of a non-natural Owner, the Annuitant dies. If your contract is jointly owned, you and the joint Owner are each other’s primary Beneficiary.
Company - Refers to American General Life Insurance Company (“AGL”), the insurer that issues this contract. The term “we,” “us” and “our” are also used to identify the issuing Company.
Continuation Contribution - An amount by which the death benefit that would have been paid to the spousal Beneficiary upon the death of the original Owner exceeds the contract value as of the Good Order date. We will contribute this amount, if any, to the contract value upon Spousal Continuation.
Continuing Spouse - Spouse of original contract Owner at the time of death who elects to continue the contract after the death of the original contract Owner.
Good Order - Fully and accurately completed forms and/or instructions, including any necessary documentation, applicable to any given transaction or request received by us.
Income Phase - The period upon annuitization during which we make annuity income payments to you.
Insurable Interest - Evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when the Owner has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.
Latest Annuity Date - The first NYSE business day of the month following your 95th birthday.
Market Close - The close of the New York Stock Exchange on business days, excluding holidays, usually 4:00 p.m. Eastern Time.
Net Purchase Payments – Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal. Net Purchase Payments is a term that is only applicable to the optional features available under the contract, which are the optional Return of Purchase Payment Death Benefit and the [Contract Value Buffer] Benefit.
Non-Qualified (contract) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account (“IRA”).
NYSE - New York Stock Exchange.
Owner - The person or entity (if a non-natural Owner) with an interest or title to this contract. The term “you” or “your” are also used to identify the Owner.
Purchase Payments - The money you give us to buy and invest in the contract.
Purchase Payments Limit – [$1,000,000]
Qualified (contract) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.
Separate Account - A segregated asset account maintained by the Company separately from the Company’s General Account. The Separate Account consists of Variable Portfolios or subaccounts, each investing in shares of the Underlying Funds.
Transaction Cutoff - Time by which we must receive applicable transaction requests in Good Order, which is two hours before Market Close. The Transaction Cutoff applies to the following transactions: transfers, surrenders, withdrawals, annuitization, death benefits, and the [Contract Value Buffer] Benefit.
Trust - Refers to the [Variable Insurance Trust].
Underlying Funds - The underlying investment portfolios of the Trust in which the Variable Portfolios invest.
Variable Portfolio(s) - The variable investment options available under the contract. Each Variable Portfolio, which is a subaccount of the Separate Account, invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals	You may be subject to charges for early withdrawals. Withdrawal charges do not apply to certain withdrawals, including withdrawals up to the annual penalty-free withdrawal amount which equals 10% of your Purchase Payments not yet withdrawn.
• If you withdraw money from your contract within [6] years following each Purchase Payment, you may be assessed a withdrawal charge of up to [7%] of each Purchase Payment withdrawn, declining to [0%] over that time period.
	For example, if you were to withdraw [$100,000] during a withdrawal charge period, you could be assessed a withdrawal charge of up to [$7,000] if your maximum withdrawal charge is [7%] or [$6,000] if your maximum withdrawal charge is [6%].			Expenses
Transaction Charges	In addition to withdrawal charges, you may be charged for other transactions. You will be charged [$25.00] for each transfer in any contract year during the Accumulation Phase with the exception of transfers from the Money Market Fund resulting from a Purchase Payment. The [$25.00] transfer fee will be waived on transfers made on our website. If the total number of transfers in a contract year during the Accumulation Phase exceeds [50] (regardless of the manner in which the transfers are made), the waiver will no longer apply and you will be charged [$25.00] per transfer made on our website. Transfers from the Money Market Fund resulting from a Purchase Payment do not count towards the [50] transfers per contract year. There may also be taxes on Purchase Payments depending on state requirements.			Expenses
Ongoing Fees and Expenses (annual charges)	The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.			Expenses
	Annual Fee	Minimum	Maximum
	Base Contract[1]	[1.25]%	[1.25]%
	Investment Options[2] (Underlying Fund fees and expenses)	[Gross]%	[Gross]%
	Optional Return of Purchase Payment Death Benefit	[0.30%]	[0.30%]
	Optional [Contract Value Buffer] Benefit with Benefit Percentage of [10%] Available for an Additional Charge[3]	[0.50]%	[0.50]%
	Optional [Contract Value Buffer] Benefit with Benefit Percentage of [20%] Available for an Additional Charge[3]	[1.00]%	[1.00]%
[1] Consists of Separate Account Charge as a percentage of the average daily ending net asset value allocated to the Variable Portfolios.
[2] As a percentage of Underlying Fund net assets.
[3] An annualized charge will be calculated and deducted from the Contract Value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date.
Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add withdrawal charges that substantially increase costs.
	Lowest Annual Cost: $[ ]	Highest Annual Cost: $[ ]
Assumes:
• Investment of [$100,000]
• [5%] annual appreciation
• Least expensive Underlying Fund fees and expenses
• No optional benefits
• No withdrawal charges
• No additional Purchase Payments, transfers, or withdrawals	Assumes:
• Investment of [$100,000]
• [5%] annual appreciation
• Most expensive combination of optional benefits and Underlying Fund fees and expenses
• No withdrawal charges
• No additional Purchase Payments, transfers, or withdrawals

	RISKS	Location in Prospectus
Risk of Loss	You can gain or lose money by investing in this contract, including possible loss of your principal investment.	Principal Risks of Investing in the Contract
Not a Short-Term Investment	• This contract is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash.
• Charges may apply to withdrawals. Withdrawal charges could significantly reduce the value of your investment or the amount that you receive upon taking a withdrawal. Withdrawals may also reduce or terminate contract guarantees.
• The tax-deferral treatment, the opportunity for long-term income, and the [Contract Value Buffer] Benefit available under this contract are generally more beneficial to investors with a long-term investment horizon.
Risks Associated with Investment Options	• An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract.
• Each investment option has its own unique risks.
• You should review the investment options before making an investment decision.
Insurance Company Risks	An investment in the contract is subject to the risks related to us, American General Life Insurance Company. Any obligations, guarantees, and benefits of the contract are subject to our claims-paying ability. The risks related to the insurance company are not applicable to the insurance company's Separate Account, which is insulated. More information about us is available upon request by calling the Annuity Service Center at [(800) 445-7862] or [visiting www.aig.com/annuities].
RESTRICTIONS
Investments	• Your initial and subsequent Purchase Payment(s) must be allocated to the Money Market Fund for at least one NYSE business day prior to transferring into any other Variable Portfolio(s).
• You may transfer funds between the investment options, subject to certain restrictions.
• Your transfers between the Variable Portfolios are subject to policies designed to deter frequent and short-term trading.
• The minimum transfer amount is [$100]. If less than [$100] would remain in an investment option after a transfer, the entire amount must be transferred.
• Not all Underlying Funds may be available at the time the contract is purchased.
	• We reserve the right to remove or substitute Underlying Funds as investment options.	Investment Options
Optional Benefits	Additional restrictions and limitations apply under the contract’s optional benefit(s):
• If you elect the [Contract Value Buffer] Benefit:
○ Not all Underlying Funds may be available if you elect this Benefit.
○ You must elect the [Contract Value Buffer] Benefit at the time you purchase your contract.
○ You may not elect this feature if the contract value on the [10th] contract anniversary date (“Benefit Date”) is after the Latest Annuity Date.
○ The Benefit Date will not change as a result of a Spousal Continuation.
○ You may not cancel this benefit prior to the [6th] Benefit Year Anniversary, unless you surrender or annuitize your contract.
• If you elect the optional Return of Purchase Payment Death Benefit:
○ You must elect the optional Return of Purchase Payment death benefit at the time you purchase your contract. Once elected, you cannot change your death benefit option.
○ You can only elect the optional Return of Purchase Payment death benefit before your [76th] birthday.
○ You must notify us in writing of the beneficiary(ies) who will receive any death benefit payments under your contract.
○ We pay a death benefit to your beneficiary(ies) if you die during the Accumulation Phase.
○ We do not pay a death benefit if your contract value is reduced to zero.
	○ Upon annuitizing your contract, the death benefit will terminate.	[Contract Value Buffer] Benefit Death Benefit

	TAXES	Location in Prospectus
Tax Implications	• You should consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
• If you purchase the contract through a tax-qualified plan or individual retirement account (IRA), there is no additional tax benefit under the contract.
	• Earnings under your contract are taxed at ordinary income tax rates when withdrawn. You may have to pay a tax penalty if you take a withdrawal before age 59½.	Taxes
CONFLICTS OF INTEREST
Investment Professional Compensation	Your financial representative may receive compensation for selling this contract to you in the form of commissions, additional cash compensation, and/or non-cash compensation. We may share the revenue we earn on this contract with your financial representative’s firm. Revenue sharing arrangements and commissions may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation.	Payments in Connection with Distribution of the Contract
Exchanges	Some financial representatives may have a financial incentive to offer you a new contract in place of the one you already own. You should exchange a contract you already own only if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.

OVERVIEW OF THE CONTRACT

Purpose of the Contract
The contract is designed to help you invest on a tax-deferred basis, meet long-term financial goals, and plan for your retirement. You can accumulate assets by investing in the contract’s investment options and then later convert those accumulated assets into a stream of annuity income payments for your lifetime, or another available period you select. The contract includes an optional death benefit that may help financially protect your beneficiaries in the event of your death.
This contract may be appropriate for you if you have a long investment time horizon and the contract’s terms and conditions are consistent with your financial goals. It is not intended for people whose liquidity needs require early or frequent withdrawals. This contract is intended for those looking to invest and accumulate retirement assets for the long term.
The Underlying Funds are generally designed to provide you with all, or a portion of positive performance related to a referenced index while at the same time reducing all, or a portion of negative performance. Depending upon your time horizon and risk tolerance one or a combination of the available may Underlying Funds be appropriate for you. Please consult your financial professional for additional assistance in choosing the most appropriate making your investment selections. You should investigate all information available to you including, the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports. We do not provide investment advice, nor do we recommend or endorse any particular Underlying Fund.
Phases of the Contract
Like all deferred annuities, the contract has two phases: (1) the Accumulation Phase (for savings) and (2) the Income Phase (for income).
Accumulation Phase. During the Accumulation Phase, you invest the money under your contract in one or more available investment options to help you build assets on a tax-deferred basis. The available investment options may include:
•	Variable Portfolios. When you invest in a Variable Portfolio, you are indirectly investing in the Variable Portfolio’s Underlying Fund. The Underlying Funds have different investment objectives, strategies, and risks. You can gain or lose money if you invest in a Variable Portfolio.
•	Your initial and subsequent Purchase Payment(s) must be allocated to the Money Market Fund prior to transferring into any other Variable Portfolio(s).
Additional information about each Underlying Fund is provided in an appendix to this prospectus. Please see APPENDIX A – UNDERLYING FUNDS AVAILABLE UNDER THE CONTRACT.
The amount of money you accumulate under your contract depends (in part) on the performance of the investment options you choose. You may transfer money between investment options during the Accumulation Phase, subject to certain restrictions and possible fees. Your accumulated assets impact the value of your contract’s benefits during the Accumulation Phase, including the death benefit and the [Contract Value Buffer] Benefit, as well as the amount available for withdrawal.
Income Phase. When you are ready to receive guaranteed income under the contract, you can switch to the Income Phase, at which time you will start to receive annuity income payments from us. This is also referred to as “annuitizing” your contract. You generally decide when to annuitize your contract, although there are restrictions on the earliest and latest times that your contract may be annuitized. If you do not annuitize or surrender your contract before the Latest Annuity Date, your contract will be automatically annuitized.
The available annuity income options provide income payments on a fixed basis. The dollar amount of each payment will not change.
There is no death benefit during the Income Phase. Annuity payments may be payable after death depending on the annuity income option that you selected. You cannot take withdrawals of contract value or surrender the contract during the Income Phase.
Contract Features
Accessing Your Money. You may withdraw money from your contract at any time during the Accumulation Phase. If you make a withdrawal, you may have to pay a withdrawal charge and/or income taxes, including a tax penalty if you are younger than age 59½.
Withdrawals may negatively impact the value of your contract’s benefits, and may cause the [Contract Value Buffer] Benefit to terminate.
Tax Treatment. You can transfer money between investment options without tax implications, and earnings (if any) on your investments are generally tax-deferred. Earnings are not taxed until they are distributed, which may occur when making a withdrawal, upon receiving an annuity payment, or upon payment of the death benefit.
[Contract Value Buffer] Benefit. You may be able to elect (or may have elected) the [Contract Value Buffer] Benefit under the contract for an additional fee. This [Contract Value Buffer] Benefit must be elected at the time that the contract is purchased. It is designed to provide limited protection from unfavorable investment performance by providing a one-time credit (“Benefit”) to your contract in the event that your contract value on the [10th] contract anniversary date (“Benefit Date”) is less than the Net Purchase Payments. The [Contract Value Buffer] Benefit cannot be elected if the Benefit Date would occur after the Latest Annuity Date. Once elected, the [Contract Value Buffer] Benefit is only available during the Accumulation Phase.
Death Benefits. If you die during the Accumulation Phase, the Company pays a death benefit to your beneficiary or beneficiaries. The contract includes a Contract Value death benefit equal to the value of the contract at no additional charge. If you elect the optional Return of Purchase Payment Death Benefit for an additional fee, a greater amount may be payable upon death.
Systematic Withdrawal Program. This program allows you to receive periodic withdrawals from your contract on a monthly, quarterly, semi-annual, or annual basis. We reserve the right to discontinue this program. We will notify you in the event we no longer make the Systematic Withdrawal Program available.
Automatic Payment Plan. This program allows you to make automatic subsequent Purchase Payments, once you have contributed at least the minimum initial Purchase Payment. We reserve the right to discontinue this program. We will notify you in the event we no longer make the Automatic Payment Plan available. If you elect the [Contract Value Buffer] Benefit, the Automatic Payment Plan will automatically terminate on the earlier of the [6th] Benefit Year Anniversary or the date in which you are no longer permitted to make subsequent Purchase Payments under the feature.

Fee Table

[To be Updated by Amendment]
The first table describes the fees and expenses that you pay at the time you surrender the contract, make withdrawals from the contract, or make transfers between investment options. State premium taxes may also be deducted.
Contract Owner Transaction Expenses

Maximum Withdrawal Charges (As a percentage of each Purchase Payment)	[7%]
Transfer Fee (Per transfer in any contract year with the exception of transfers from the Money Market Fund resulting from a Purchase Payment. The fee for transfers made on our website will be waived. If the total number of transfers in a contract year during the Accumulation Phase exceeds [50] (regardless of the manner in which the transfers are made), the waiver will no longer apply and you will be charged [$25.00] per transfer made on our website. Transfers from the Money Market Fund resulting from a Purchase Payment do not count towards the [50] transfers per contract year.)	[$25]
Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7 years as follows:
Years Since Receipt of Purchase Payments	0	1	2	3	4	5	6+
	[7%]	[6%]	[5%]	[4%]	[3%]	[2%]	[0%]
Your contract provides for a penalty-free withdrawal amount each year. Please see PENALTY-FREE WITHDRAWAL AMOUNT below.

The following tables describe the fees and expenses you will pay each year during the time that you own the contract, not including Underlying Fund fees and expenses. If you chose to purchase an optional benefit, you will pay additional charges, as shown below.
Contract Owner Annual Expenses

Base Contract Expenses[1] (Deducted from the average daily ending net asset value allocated to the Variable Portfolios)	[1.25%]
Optional Death Benefits
(deducted from the average daily ending net asset value allocated to the Variable Portfolios)
Return of Purchase Payment	[0.30%]
Optional [Contract Value Buffer] Benefit
(an annualized charge will be calculated and deducted from the Contract Value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date)
[Contract Value Buffer] Benefit Percentage	Fee
[10%]	[0.50%]
[20%]	[1.00%]

Annual Underlying Fund Expenses (as of [], 2021)

The following shows the minimum and maximum total operating expenses charged by the Underlying Funds of the Trust, before any waivers or reimbursements, that you may pay periodically during the time that you own the contract. A complete list of Underlying Funds available under the contract, including their annual expenses, may be found in Appendix A.
	Minimum	Maximum
Expenses deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, (if applicable) and other expenses.	[ ]%	[ ]%

The foregoing tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the contract. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Footnotes to the Fee Table:
1  Base Contract Expenses: If you do not elect any optional features, your total Base Contract Expense would be [1.25%] annually.

Examples

[TO BE UPDATED BY AMENDMENT]
These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Underlying Fund expenses.
The expense examples below assume that you invest $100,000 in the contract for the time periods indicated; your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Funds as indicated in the examples.
The Maximum Expense Example reflects the most expensive possible combination of charges (including additional charges for optional benefits) for current offerings of the contract. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be the amounts set forth in the tables below.
Maximum Expense Examples
(assuming annual contract expenses of [2.55%] (including the Return of Purchase Payment death benefit and the selection of the [20%] Benefit Percentage under the [Contract Value Buffer] Benefit which results in an annualized fee of [1.00%] of Net Purchase Payments) and investment in an Underlying Fund with total expenses of [ ]%*)
(1)	If you surrender your contract at the end of the applicable time period**:

1 year	3 years	5 years	10 years
$[ ]	$[ ]	$[ ]	$[ ]
(2)	If you do not surrender or if you annuitize your contract at the end of the applicable time period***:

1 year	3 years	5 years	10 years
$[ ]	$[ ]	$[ ]	$[ ]
Minimum Expense Examples
(assuming minimum annual contract expenses of [1.25%], no election of optional features and investment in an Underlying Fund with total expenses of [ ]%)
(1)	If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$[ ]	$[ ]	$[ ]	$[ ]
(2)	If you do not surrender or if you annuitize your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$[ ]	$[ ]	$[ ]	$[ ]

*	[The fee for the [Contract Value Buffer] Benefit is applicable to your contract value and not directly to your Purchase Payments. An increase to your Net Purchase Payments will increase your contract value and a decrease in your contract value may reduce your Net Purchase Payments.]
**	[If you surrender your contract before the [10th] Benefit Year Anniversary, the [Contract Value Buffer] Benefit will automatically terminate and you will not receive the one-time credit to your contract value, but you will be assessed one final pro-rated [Contract Value Buffer] Benefit fee. If you cancel the [Contract Value Buffer] Benefit on or after the [6th] Benefit Year Anniversary, you will be assessed one final pro-rated [Contract Value Buffer] Benefit fee. The figures included in this example assume the [Contract Value Buffer] Benefit was not canceled on or after the [6th] Benefit Year Anniversary. If you cancel the [Contract Value Buffer] Benefit on or after the [6th] Benefit Year Anniversary or surrender your contract before the [10th] Benefit Year Anniversary, the expense examples will be different.]
***	[If you do not surrender but annuitize your contract before the [10th] Benefit Year Anniversary, the [Contract Value Buffer] Benefit will automatically terminate if you annuitize your contract before the [10th] Benefit Year Anniversary and the fee for the [Contract Value Buffer] Benefit will no longer be assessed. However, if you cancel the [Contract Value Buffer] Benefit on or after the [6th] Benefit Year Anniversary, you will be assessed one final pro-rated [Contract Value Buffer] Benefit fee. The figures included in this example assume the [Contract Value Buffer] Benefit was not canceled on or after the [6th] Benefit Year Anniversary. If you cancel the [Contract Value Buffer] Benefit on or after the [6th] Benefit Year Anniversary, the expense examples will be different.]

These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

Principal Risks Of Investing In The Contract

Risk of Loss. Variable annuities involve risks, including possible loss of principal. Your losses could be significant. This contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. This contract is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.
Short-Term Investment Risk. This contract is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash. The tax-deferral treatment, opportunity for long-term income, and the [Contract Value Buffer] Benefit available under this contract are generally more beneficial to investors with a long-term investment horizon.
Withdrawal Risk. You should carefully consider the risks associated with withdrawals under the contract. Withdrawals may be subject to significant withdrawal charges. If you make a withdrawal prior to age 59½, there may be adverse tax consequences, including a 10% IRS penalty tax. A withdrawal may reduce the value of your standard and optional benefits. For instance, a withdrawal will reduce the value of the death benefit. A total withdrawal (surrender)will result in the termination of your contract.
Variable Portfolio Risk. Amounts that you invest in the Variable Portfolios are subject to the risk of poor investment performance. You assume the investment risk. You can gain or lose money if you invest in these Variable Portfolios. Each Variable Portfolio’s performance depends on the performance of its Underlying Fund. Each Underlying Fund has its own investment risks, and you are exposed to the Underlying Fund’s investment risks when you invest in a Variable Portfolio. You are responsible for allocating Purchase Payments to the Variable Portfolios that are appropriate for you based on your own individual circumstances, investment goals, financial situation, and risk tolerance. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolio you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund’s prospectus, statement of additional information and annual and semi-annual reports. We do not provide investment advice, nor do we recommend or endorse any particular Underlying Fund.
Selection Risk. The optional benefits under the contract were designed for different financial goals and to protect against different financial risks. There is a risk that you may not choose, or may not have chosen, the benefit or benefits (if any) that are best suited for you based on your present or future needs and circumstances, and the benefits that are more suited for you (if any) may no longer be available. In addition, if you elected an optional benefit and do not use it, or if the contingencies upon which the benefit depend never occur, you will have paid for a benefit that you may not use or benefit from.
Purchase Payment Risk. Your ability to make subsequent Purchase Payments is subject to certain restrictions. We reserve the right to refuse any Purchase Payment(s), limit the amount of subsequent Purchase Payment(s) with advance notice based on election of optional benefit(s), and may require our prior approval before accepting Purchase Payments greater than the Purchase Payments Limit as defined in the Glossary. There is no guarantee that you will always be permitted to make Purchase Payments. If you elect the [Contract Value Buffer] Benefit, you will not be able to make Purchase Payments on or after the [6th] Benefit Year Anniversary.
Minimum Contract Value Risk. Where permitted by state law, we may terminate your contract if your contract value is less than [$2,500] as a result of withdrawals and/or fees and charges. We will provide you with [60] days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract’s remaining value to you.
Financial Strength and Claims-Paying Ability Risk. All guarantees under the contract that are paid from our general account are subject to our financial strength and claims-paying ability.
Business Disruption. Our business is also vulnerable to disruptions from natural and man-made disasters and catastrophes, such as but not limited to hurricanes, windstorms, flooding, earthquakes, wildfires, solar storms, war or other military action, acts of terrorism, explosions and fires, pandemic (such as COVID-19) and other highly contagious diseases, mass torts and other catastrophes. A natural or man-made disaster or catastrophe may negatively affect the computer and other systems on which we rely, and may also interfere with our ability to receive, pickup and process mail, to calculate AUVs or process other contract-related transactions, or have other possible negative impacts. While we have developed and put in place business continuity and disaster recovery plans to mitigate operational risks and potential losses related to business disruptions resulting from natural and man-made disasters and catastrophes, there can be no assurance that we, our agents, the Underlying Funds or our service providers will be able to successfully avoid negative impacts resulting from such disasters and catastrophes.
Cybersecurity Risk. We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from physical disruptions and utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service attacks on websites and other operational disruptions and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers, as well as our distribution partners, may adversely affect us and your contract value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website, our distribution partners, or with the Underlying Funds, impact our ability to calculate Accumulation Unit Values (“AUVs”), cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers, distribution partners and other intermediaries to regulatory fines, litigation risks and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Underlying Funds invest, which may cause the funds underlying your contract to lose value. Despite our implementation of policies and procedures that address physical, administrative and technical safeguards and controls and other preventative actions to protect customer information and reduce the risk of cyber-incident, there can be no assurance that we or our distribution partners or the Underlying Funds or our service providers will avoid losses affecting your contract and personal information due to cyber-attacks or information security breaches in the future.

The Variable Annuity

The contract is called a “variable” annuity because it allows you to invest in Variable Portfolios. The amount of money you can accumulate in your contract depends on the investment option you choose. You may invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in Variable Portfolios.
For more information on available Variable Portfolio investment options under this contract, please see INVESTMENT OPTIONS.
This variable annuity was developed to help you plan for your retirement. It has two phases:
Accumulation Phase: In the Accumulation Phase, the variable annuity can help you build assets on a tax-deferred basis.
Income Phase: In the Income Phase, the variable annuity can provide you with guaranteed income through annuity income payments.
This variable annuity provides insurance features and benefits, which may be valuable to you:
[Contract Value Buffer] Benefit: For a fee, you may elect the [Contract Value Buffer] Benefit that is designed to provide you a one-time credit (“Benefit”) to your contract value in the event that your contract value on the [10th] contract anniversary (“Benefit Date”) is less than the Net Purchase Payments.
Death Benefit: If you die during the Accumulation Phase, the Company pays a death benefit to your Beneficiary.
Tax Deferral: You do not pay taxes on your earnings, if any, from the contract until you withdraw them.
If you are considering funding a tax-qualified retirement plan (e.g., IRAs) with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other insurance features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.
All material state variations are described in Appendix [C] – STATE CONTRACT AVAILABILITY AND/OR VARIABILITY.
The Company offers several different variable annuity contracts to meet the diverse needs of our investors. Our contracts may provide different features, benefits, programs and investment options offered at different fees and expenses. When working with your financial representative to determine the best product to meet your needs, you should consider among other things, whether the features of this contract and the related fees provide the most appropriate package to help you meet your retirement savings goals.
If you would like information regarding how money is shared among our business partners, including broker-dealers through which you may purchase a variable annuity and received from certain investment advisers of the Underlying Funds, please see PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT below.
Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the contract, as well as the risks of investing.

Purchasing a [Variable Annuity]
Variable Annuity

When you purchase a variable annuity, a contract exists between you and the Company. You are the Owner of the contract.
Maximum Issue Age
We will not issue a contract to anyone who is age [86] or older on the date we receive your contract application. If you elect the optional Return of Purchase Payment death benefit, we will not issue a contract to anyone who is age [76] or older on the date we receive your contract application.

Note: In general, we will not issue a Qualified contract to anyone who is [age 72 or older], unless it is shown that the minimum distribution required by the IRS is being made. Please see TAXES.
Joint Ownership
A Non-Qualified contract may be jointly owned by a spouse or non-spouse. Joint owners possess an equal and undivided interest in the contract. The age of the older Owner is used to determine the availability of most age driven benefits.
The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.
We will not issue a Qualified contract with joint owners, in accordance with tax law.
Spouse
Your spouse (as determined for federal tax law purposes) may jointly own the contract. In certain states, domestic or civil union partners (“Domestic Partners”) qualify for treatment as, or are equal to, spouses under state law.
Non-Spouse
In certain states, we may issue the contract to non-spousal joint owners. Non-spousal joint Owners and Domestic Partners should consult with their tax adviser and/or financial representative as, they may not be able to fully benefit from certain benefits and features of the contract such as the [Contract Value Buffer] Benefit, if applicable, and Spousal Continuation of the death benefit, if applicable.
Please see the Appendix [C] — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for a list of states that require that benefits and features be made to domestic or civil union partners.
Non-Natural Ownership
A trust, corporation or other non-natural entity may only own this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected.
At its sole discretion, the Company reserves the right to decline to issue this contract to certain entities. We apply various considerations including but not limited to:
•	Estate planning,
•	Tax consequences, and
•	The propriety of this contract as an investment consistent with a non-natural Owner’s organizational documentation.
For more information on non-natural ownership, please see TAXES. You should consult with your tax and/or legal advisor in connection with non-natural ownership of this contract.
Assignment of the Contract/Change of Ownership
You may assign this contract before beginning the Income Phase. We will not be bound by any assignment until we receive and process your written request at our Annuity Service Center and you have received confirmation.
•	Your rights and those of any other person with rights under this contract will be subject to the assignment.
•	We are not responsible for the validity, tax or other legal consequences of any assignment.
•	An assignment will not affect any payments we may make or actions we may take before we receive notice of the assignment.
We reserve the right not to recognize any assignment, as determined in our sole discretion, if it changes the risk profile of the contract owner, if no Insurable Interest exists, or if not permitted by the Internal Revenue Code.
Please see the Statement of Additional Information for details on the tax consequences of an assignment. You should consult a qualified tax adviser before assigning the contract.
Termination of the Contract for Misstatement and/or Fraud
The Company reserves the right to terminate the contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the contract.
If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including revocation of any age-driven benefits and/or termination of the contract. Please see Appendix [C] — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for specific information.
Allocation of Purchase Payments
In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center.
An initial Purchase Payment is the money you give us to purchase a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.
Once your initial Purchase Payment and all required paperwork is received in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center, your initial Purchase Payment will be allocated to the Money Market Fund for at least one NYSE business day. Thereafter, it will be allocated according to your allocation instructions. Similarly, any subsequent Purchase Payments received in Good Order will be allocated to the Money Market Fund prior to transferring into any other Variable Portfolio(s). Thereafter, it will also be allocated in accordance with your allocation instructions. Not all Underlying Funds may be available at the time the contract is purchased. Please see INVESTMENT OPTIONS for additional information on how Purchase Payments are invested in the Variable Portfolios.
Minimum Initial and Subsequent Purchase Payments
	Minimum Initial Purchase Payment	Minimum Subsequent Purchase Payment	Minimum Automatic Subsequent Purchase Payment
Qualified and Non-Qualified	[$25,000]	[$500]	[$100]
If you purchased your contract through certain broker-dealers, the minimum initial Purchase Payment may be higher than the amounts shown in this table.
Purchase Payment Restrictions
We will not allow anyone who is age [86] or older to add subsequent Purchase Payments after the contract issue date. If the [Contract Value Buffer] Benefit is elected, we will not allow anyone who is age [76] or older to add subsequent Purchase Payments after the contract issue date.
We reserve the right to refuse any Purchase Payment(s), limit the amount of subsequent Purchase Payment(s) with advance notice and restrict allowance of Purchase Payment(s).
We reserve the right to require Company approval prior to accepting Purchase Payments greater than the Purchase Payments Limit as defined in the Glossary.
•	For contracts owned by a non-natural Owner, we reserve the right to require prior Company approval to accept any Purchase Payment.
•	Purchase Payments that would cause total Purchase Payments in all contracts issued by AGL to the same Owner and/or Annuitant to exceed the Purchase Payments Limit may also be subject to Company pre-approval.
Submission of Purchase Payments
Purchase Payments will be priced when received at the Annuity Service Center. Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Annuity Service Center.
Regular Mail:
Purchase Payments submitted by check must be sent to the Annuity Service Center at the following address:
American General Life Insurance Company
Annuity Service Center
[P.O. Box 100330
Pasadena, CA 91189-0330]
Express Delivery:
Overnight deliveries of Purchase Payments can only be accepted at the following address:
For American General Life Insurance Company
[JPM Chase-AGL 100330
2710 Media Center Drive
Building #6, Suite 120
Los Angeles, CA 90065-1750]
Electronic Transmission:
We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms.
Agent of Company:
We may have an agreement in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. If a broker-dealer is deemed to be our agent, Purchase Payments will be priced as of the time they are received by the broker-dealer.
You assume any risk in market fluctuations if you submit your Purchase Payment directly to a broker-dealer that does not have such an agreement, should there be a delay in that broker-dealer delivering your Purchase Payment to us. Please check with your financial representative to determine if his/her broker-dealer has an agreement with the Company that deems the broker-dealer an agent of the Company.
Automatic Payment Plan:
Once you have contributed at least the minimum initial Purchase Payment, you can establish an Automatic Payment Plan that allows you to make subsequent Purchase Payments. We reserve the right to modify, suspend or terminate the Automatic Payment Plan at any time should subsequent Purchase Payments no longer be accepted and will notify you prior to exercising that right. If you elect the [Contract Value Buffer] Benefit, the Automatic Payment Plan will automatically terminate on the earlier of the [6th] Benefit Year Anniversary or the date in which you are no longer permitted to make subsequent Purchase Payments under the feature.
Purchase Payment Pricing Date
We allocate your Purchase Payment as of the date such Purchase Payment is priced.
If the initial Purchase Payment is received by us in Good Order before Market Close, the Purchase Payment will be priced within two NYSE business days after it is received.
If the Purchase Payment is received in Good Order after Market Close, the Purchase Payment will be priced within two NYSE business days after the next NYSE business day. We allocate your initial Purchase Payment to the Money Market Fund as of the date such Purchase Payment is priced. If we do not have complete information necessary to issue your contract, including initial Purchase Payment allocation instructions, we will contact you. If we do not receive the necessary information within five NYSE business days, we will obtain your permission to keep your money until we get the information necessary to issue the contract, or we will send your money back to whomever we received the funds from.
Allocation Instructions
Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next NYSE business day. We allocate your subsequent Purchase Payment to the Money Market Fund as of the date such subsequent Purchase Payment is priced. We then invest your subsequent Purchase Payments in the Variable Portfolios available according to your allocation instructions. If we receive a subsequent Purchase Payment without allocation instructions, we will invest the Purchase Payment according to your most recent allocation instructions. Please see INVESTMENT OPTIONS for additional information on how Purchase Payments are invested in the Variable Portfolios.
Accumulation Units
We credit your contract with Accumulation Units when you allocate a Purchase Payment or make a transfer to the Variable Portfolios. We determine the value of each Accumulation Unit at the close of every NYSE business day. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios and the fees and expenses under your contract.
The number of Accumulation Units you are credited is calculated the day we process your Purchase Payment. Please see ALLOCATION OF PURCHASE PAYMENTS.
The Accumulation Unit value is determined by multiplying the Accumulation Unit value for the preceding NYSE business day by a factor for the current NYSE business day.
The factor is determined by:
1.	dividing the net asset value per share of the Underlying Fund at the end of the current NYSE business day, plus any dividend or capital gains per share declared on behalf of the Underlying Fund as of that day, by the net asset value per share of the Underlying Fund for the previous NYSE business day; and
2.	multiplying it by one minus all applicable daily asset based charges.
We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.
Example:
We receive a [$25,000] Purchase Payment from you on Wednesday where it is first allocated to the Money Market Fund. We determine that the value of an Accumulation Unit for the Money Market Fund is [$11.10] at Market Close on Wednesday. We then divide [$25,000] by [$11.10] and credit your contract on Wednesday night with [2,252.2532] Accumulation Units for the Money Market Fund.
Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.
Free Look
You may cancel your contract within ten days after receiving it. We call this a “free look.” Your state may require a longer free look period. Please check your contract or with your financial representative.
To cancel, mail the contract along with your written free look request to:
Annuity Service Center
[P.O. Box 15570
Amarillo, Texas 79105-5570]
If you decide to cancel your contract during the free look period we will refund the following:
•	The value of your contract on the day we receive your request in Good Order if received before the Transaction Cutoff.
•	The value of your contract on the next NYSE business day, if the free look request is received after the Transaction Cutoff.
IRA and State Free Look Restrictions
Certain states require us to return your Purchase Payments upon a free look request. Contracts issued as an IRA require the full return of Purchase Payments upon a free look.
If your contract was issued either in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of:
(1)	Purchase Payments; or
(2)	the value of your contract on the day we receive your request in Good Order if received before the Transaction Cutoff.
With respect to these contracts, we reserve the right to invest your money in the Money Market Fund during the free look period. We will allocate your money according to your instructions at the end of the applicable free look period.

Please see your contract and Appendix [C] – STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for information about the free look period in your state.
Exchange Offers
From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

Investment Options

You may allocate Purchase Payments to one or a combination of the Variable Portfolio(s), as may be available under your contract, after investing in the Money Market Fund for a minimum of one NYSE business day.
Variable Portfolios
The Variable Portfolios available under the contract invest in the Underlying Funds of the Trust. Not all Underlying Funds may be available at the time the contract is purchased. Additional Variable Portfolios may be available in the future.
Information regarding each Underlying Fund, including (i) its name, (ii) its type, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in an appendix to this prospectus. See APPENDIX A – UNDERLYING FUNDS AVAILABLE UNDER THE CONTRACT.
Each Underlying Fund has issued a prospectus that contains more detailed information about the Underlying Fund. Read these prospectuses carefully before investing. Paper or electronic copies of the Underlying Fund prospectuses may be obtained by calling our Annuity Service Center at [(800) 445-7862], or visiting our website at [    ].
You may also obtain information about the Underlying Funds by accessing the U.S. Securities and Exchange Commission’s website at www.sec.gov.
All Variable Portfolios may not be available through the broker-dealer with which your financial representative is affiliated. Such portfolios are identified in Appendix A - UNDERLYING FUNDS AVAILABLE UNDER THE CONTRACT. Please check with your financial representative for availability.
From time to time, certain Variable Portfolio names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Variable Portfolio’s prior name.
Certain Underlying Funds offered under this Contract have similar investment objectives to other Underlying Funds managed by the same advisor or subadvisor. The investment results of the Underlying Funds, however, may be higher or lower than such other Underlying Funds. We do not guarantee or make any representation that the investment results of any of the Underlying Funds will be comparable to the investment results of any other Underlying Fund managed by the same investment advisor or subadvisor.
All Purchase Payments must be first allocated to the Money Market Fund for at least one NYSE business day before your money can be allocated to any of the other Variable Portfolios. You can gain or lose money if you invest in these Variable Portfolios. You are responsible for allocating Purchase Payments to the Variable Portfolios as appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolio you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund’s prospectus, statement of additional information and annual and semi-annual reports.
We do not provide investment advice, nor do we recommend or endorse any particular Underlying Fund.
Please consult your financial representative regarding which of these Variable Portfolios are appropriate for your risk tolerance.
You should read the prospectuses for the Trust carefully for detailed information about the Underlying Funds, including each Underlying Fund’s investment objective and risk factors.
Selection of Underlying Funds
The Underlying Funds offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment advisor’s or subadvisor’s reputation and tenure, brand recognition, the alignment of the investment objectives of an Underlying Fund with our hedging strategy, performance and the capability and qualification of each investment firm.
Another factor we may consider is whether the Underlying Fund or its service providers (i.e. the investment advisor and/or subadvisor(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund’s service providers have affiliates that can provide marketing and distribution support for sales of the contract. Please see PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT below.
We review the Underlying Funds periodically and may make changes if we determine that an Underlying Fund no longer satisfies one or more of the selection criteria and/or if the Underlying Fund has not attracted significant allocations from contract Owners.

Trust
We offer Underlying Funds of the following unaffiliated Trust:
[Variable Insurance Trust]
Substitution, Addition or Deletion of Variable Portfolios
We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract Owners, and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. Depending on whether the shares of a Variable Portfolio are to be liquidated, substituted, or merged, we will notify you as such and may request that you provide us with updated allocation instructions. To the extent required by the Investment Company Act of 1940, as amended, we may be required to obtain SEC approval or your approval.
Transfers During the Accumulation Phase
Subject to the Company’s rules, restrictions and policies (including short term trading policies) described below, you may transfer funds between the available Variable Portfolios subject to certain restrictions.
•	You must transfer at least [$100] per transfer.
•	If less than [$100] remains in any Variable Portfolio after a transfer, that amount must be transferred as well.
•	Your initial and subsequent Purchase Payment(s) must be allocated to the Money Market Fund prior to transferring into any other Variable Portfolio(s) for at least one NYSE business day.
•	Transfers from the Money Market Fund resulting from a Purchase Payment do not count towards limits under the short term trading policies.
Submitting Transfer Instructions
Your transfer instructions must be received via one of the methods and locations referenced below; otherwise they will not be considered received by us. Please see SHORT-TERM TRADING POLICIES below for more information.
Telephone:
[(800) 445-7862]
Internet:
[www.aig.com/annuities]
Telephone/Internet Authorization
We accept transfers by telephone or the internet. When receiving instructions over the telephone or the internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.
Transfer Fees
The fee for transfers is [$25] per each transfer. The fee is not charged on transfers from the Money Market Fund resulting from a Purchase Payment. The fee will be waived on transfers made on our website. If the total number of transfers in a contract year during the Accumulation Phase exceeds [50] (regardless of the manner in which the transfers are made), the waiver will no longer apply and you will be charged [$25.00] per transfer made on our website. Transfers from the Money Market Fund resulting from a Purchase Payment do not count towards the [50] transfers per contract year.
Please see Appendix [C] - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for state-specific fees.
Accepting Transfer Requests
We cannot guarantee that we will be able to accept telephone, and/or internet transfer instructions at all times. Any telephone or computer system, whether it is yours, your broker-dealer’s, or ours, can experience outages or delays for a variety of reasons and may prevent our processing of your transfer request. If telephone and/or internet access is unavailable, you must make your transfer request in writing by U.S. Mail to our Annuity Service Center.
We reserve the right to modify, suspend or terminate telephone and/or internet transfer privileges at any time and we will notify you prior to exercising the right of suspension.
Pricing Transfer Requests
With the exception of your initial allocation to the Money Market Fund, any transfer request will be priced as of the day it is received by us in Good Order if the request is received before the Transaction Cutoff. If the transfer request is received after the Transaction Cutoff, the request will be priced as of the next NYSE business day.
Why is there a Transaction Cutoff?
Generally, transfer requests are priced as of the NYSE business day it is received by an insurance company if it is received before Market Close and any transfer requests received after Market Close are priced next NYSE business day. However, the [Variable Annuity] differs from this practice in order to enhance the precision with which the Underlying Fund is managed in accordance with its investment objective. The purpose of the Transaction Cutoff is to ensure the pricing of your transactions conforms with the investment objectives under the [Variable Annuity]. The [Variable Annuity] contains Variable Portfolios with outcomes that may be achieved on dates in the future in accordance with the Variable Portfolio(s) you select.
In an effort to increase the likelihood of delivery of outcomes on these future dates, transfers must be received by us before the Transaction Cutoff in order to receive same day pricing. Any such requests received after the

Transaction Cutoff in Good Order will be priced as of the next NYSE business day. The Transaction Cutoff is two hours prior to the Market Close. Please consult your financial representative for any questions you may have regarding the pricing of transfers and how they may affect your investment.
Short-Term Trading Policies
This variable annuity contract is not designed to support frequent trading or trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product (“Short-Term Trading”) and we discourage Short-Term Trading as more fully described below.
Risks of Short-Term Trading
Short-Term Trading may create risks that may result in adverse effects on the investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as “arbitrage”; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.
We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.
Standard U.S. Mail Policy
Under the Standard U.S. Mail Policy, all transfers must be submitted by U.S. Mail for 12-months. The [50th] transfer in a 12-month look-back period (“12-Month Rolling Period”) may trigger the Standard U.S. Mail Policy.
Transfer Requests under the U.S. Mail Policy
•	While the U.S. Mail Policy is in effect, we will not accept transfer requests sent by any other method except U.S. Mail.
•	Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer.
•	All transfers made on the same day prior to the Transaction Cutoff are considered one transfer request for purposes of applying the Short-Term Trading policy and calculating the number of free transfers.
•	We apply the Standard U.S. Mail Policy uniformly and consistently to all contract Owners.
Example
For example, if you made a transfer on August 19, 2021 and within the previous twelve months (from August 20, 2020 forward) you made [50] transfers including the August 19th transfer, then all transfers made for twelve months after August 19, 2021 must be submitted by U.S. Mail (from August 20, 2021 through August 20, 2022).
Accelerated U.S. Mail Policy
We may become aware of transfer patterns among the Variable Portfolios which appear to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers.
Additional Short-Term Trading Restrictions
To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to:
1.	impose further limits on the size, manner, number and/or frequency of transfers you can make;
2.	impose minimum holding periods;
3.	reject any Purchase Payment or transfer request;
4.	terminate your transfer privileges; and/or
5.	request that you surrender your contract.
We will notify you in writing if your transfer privileges are modified, suspended or terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms and/or instructions.
Enforcement Determination Factors
Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject transfers or impose other conditions on transfer privileges include:
•	the number of transfers made in a defined period;
•	the dollar amount of the transfer;
•	the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;
•	the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;
•	whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;
•	the history of transfer activity in the contract or in other contracts we may offer; and/or
•	other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.
Applicability to Third Party Trading Services
The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract Owners utilizing third party trading services/strategies performing asset allocation services for a number of contract Owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.
Deterrence Limitations
Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract Owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above.
Our ability to deter Short-Term Trading may be limited by decisions made by state regulatory bodies and/or court orders which we cannot predict.
You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all Owners of this contract. We do not enter into agreements with contract Owners whereby we permit or intentionally disregard Short-Term Trading.
We reserve the right to modify the policies and procedures described in the TRANSFERS DURING THE ACCUMULATION PHASE section at any time. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.
Underlying Funds’ Short-Term Trading Policies
Please note that the Underlying Funds have their own policies and procedures (outlined in their respective prospectus) with respect to frequent purchases and redemptions of their respective shares which may be more or less restrictive than ours.
•	We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Underlying Fund’s Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee.
•	We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason.
We are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.
Required Information Sharing
Under rules adopted by the SEC, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity.
Voting Rights
The Company is the legal owner of the Trust’s shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. As a result of this proportionate voting, the vote of a small number of contract Owners can determine the outcome of a vote. Should we determine that we are no longer required to vote in the manner described above, we will vote the shares in our own right.

Access to your Money

You can access money in your contract in one of the following ways:
•	Partial Withdrawal;
•	Systematic Withdrawal;
•	Total Withdrawal (also known as surrender); or
•	Annuity Income Payment (during Income Phase).
Withdrawals made prior to age 59½ may result in a 10% IRS penalty tax. Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. Please see TAXES.
Minimum Withdrawal Amount and Minimum Contract Value
	Minimum Withdrawal Amount	Minimum Contract Value(1)
Partial Withdrawal	[$1,000]	[$2,000 (2)]
Systematic Withdrawal	[$100]	[$2,000 (2)]
(1)	The value left in any Variable Portfolio must be at least $100 after a withdrawal.
(2)	The total contract value must be at least [$2,000] after a withdrawal.
Where permitted by state law, we may terminate your contract if your contract value is less than [$2,000] as a result of withdrawals and/or fees and charges. We will provide you with [60] days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract’s remaining value to you.

Penalty-Free Withdrawal Amount
Your contract provides for a penalty-free withdrawal amount each contract year during the applicable withdrawal period. The penalty-free withdrawal amount is the portion of your contract that we allow you to take out without being charged a withdrawal charge. The penalty-free withdrawal amount does not reduce the basis used to calculate future annual penalty-free withdrawals and withdrawal charges.
Your maximum annual penalty-free withdrawal amount equals 10% of remaining Purchase Payments not yet withdrawn each contract year, and still subject to withdrawal charges.
Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn penalty-free.
If, in any contract year, you choose to take less than the full penalty-free withdrawal amount, then you may not carry over the unused amount as an additional penalty-free withdrawal in subsequent years.
Assessment of Withdrawal Charges
We deduct a withdrawal charge applicable to any amount of a partial or total withdrawal in excess of your penalty-free withdrawal amount made before the end of the withdrawal charge period. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more than the annual penalty-free amount during the withdrawal charge period. You should fully discuss this decision with your financial representative.
The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. Please see WITHDRAWAL CHARGES and EXPENSES.
When you make a partial withdrawal, we deduct it from any remaining annual penalty-free withdrawal amount first, next from remaining Purchase Payments on a first-in, first-out basis, and then from any remaining contract value. This means that you will access your Purchase Payments that are lower or no longer subject to withdrawal charges before those Purchase Payments that are still subject to withdrawal charges or higher withdrawal charges.
If you request a total withdrawal (surrender) of your contract, we may also deduct any premium taxes, if applicable. If you fully surrender your contract, withdrawal charges will be assessed against the amount of Purchase Payments subject to withdrawal charges. This means that, if you surrender your contract while withdrawal charges still apply, any prior penalty-free withdrawal amounts taken in the current contract year are not subtracted from the total Purchase Payments still subject to withdrawal charges. Please see EXPENSES.
Calculating Withdrawal Charges
For the purpose of calculating the withdrawal charge if you request a total withdrawal of your contract, any prior penalty-free withdrawal amount, including a required minimum distribution, in the current contract year is not subtracted from the total Purchase Payments still subject to withdrawal charges.
Example:
For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of optional features. In contract year 2, you take out your maximum penalty-free withdrawal of $10,000. After that penalty-free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:
A–(B x C)=D, where:
A=	Your contract value at the time of your request for withdrawal ($90,000)
B=	The amount of your Purchase Payments still subject to withdrawal charge ($100,000)
C=	The withdrawal charge percentage applicable to the age of each Purchase Payment (assuming [6%] is the applicable percentage) [B x C=[$6,000]]
D=	Your full contract value ([$84,000]) available for total withdrawal
Required Minimum Distributions
If you are taking required minimum distributions applicable to this contract only, we waive any withdrawal charges applicable to those withdrawals. Please see TAXES for details regarding required minimum distributions.
Annuity Income Payments
Any time after your second contract anniversary, you may receive annuity income payments for a specified period of time and at a frequency as elected by you. We will waive any applicable withdrawal charges upon processing of your request to annuitize the contract. Please see ANNUITY INCOME OPTIONS.
Processing Withdrawal Requests
A request to access money from your contract, as outlined above, must be submitted in writing and in Good Order before the Transaction Cutoff to the Annuity Service Center at the following address. Withdrawals are processed and priced effective the date they are deemed in Good Order if received before the Transaction Cutoff and payments are made within 7 days. Withdrawals are processed and priced effective the following NYSE business day they are deemed in Good Order if received after the Transaction Cutoff and payments are made within 7 days thereof. If you take a partial withdrawal, you can choose whether any applicable withdrawal charges are deducted from the amount withdrawn or from the contract value remaining after the amount withdrawn. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.
For withdrawals of $500,000 and more, you are required to include a signature guarantee issued by your broker-dealer which verifies the validity of your signature.

Annuity Service Center
[P.O. Box 15570
Amarillo, TX 79105-5570]
We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract Owners.
Partial, Systematic, and Required Minimum Distributions
Partial withdrawals, systematic withdrawals and required minimum distributions will be made proportionately from each Variable Portfolio in which you are invested, unless you provide different instructions.
If you surrender your contract, we may deduct any premium taxes, if applicable. Please see EXPENSES.
Total Withdrawals
We calculate withdrawal charges upon total withdrawal of the contract on the day after we receive your request in Good Order. Any prior penalty-free withdrawal amount in the current contract year is not subtracted from the total Purchase Payments still subject to withdrawal charges. We will return your contract value less any applicable fees and charges within 7 calendar days of the request.
Systematic Withdrawal Program
During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal Program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these periodic withdrawals to your bank account is available.
Please contact our Annuity Service Center which can provide the necessary enrollment forms. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceeds the penalty-free withdrawal amount permitted each year.
If you elect a Living Benefit and choose to receive periodic withdrawals under the Systematic Withdrawal Program on or after the Activation Date, you must request withdrawals on the appropriate Living Benefit enrollment form. The Systematic Withdrawal Program may not be established before the Activation Date. If we receive your request on another form, your request will not be processed. The Systematic Withdrawal Program for contracts with a Living Benefit is designed to provide withdrawal amounts within the Maximum Annual Withdrawal Amount. Any amounts taken above your Maximum Annual Withdrawal Amount while enrolled in the Systematic Withdrawal Program will eliminate the remaining systematic withdrawals within the same contract year and may permanently reduce future guaranteed withdrawal amounts. If you must take Required Minimum Distributions (RMDs) from this contract and want to ensure that these withdrawals will not permanently reduce future guaranteed withdrawal amounts on or after the Activation Date, your total distribution(s) during the current contract year must not exceed the greater of the Maximum Annual Withdrawal Amount under the Living Benefit or the RMD amount as calculated by our Annuity Service Center.
Upon notification of your death, we will terminate the Systematic Withdrawal Program unless your Beneficiary instructs us otherwise.
We reserve the right to modify, suspend or terminate the Systematic Withdrawal Program at any time and we will notify you prior to exercising that right.
Nursing Home Waiver
If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on partial or total withdrawals made while you are in a nursing home or within 90 days after you leave the nursing home.
•	You cannot use this waiver during the first 90 days after your contract is issued.
•	The confinement period for which you seek the waiver must begin after you purchase your contract.
•	We will only waive withdrawal charges on withdrawals paid directly to the contract owner, and not to a third party or other financial services company.
In order to use this waiver, you must submit the following documents to the Annuity Service Center:
1)	a doctor’s note recommending admittance to a nursing home;
2)	an admittance form which shows the type of facility you entered; and
3)	the bill from the nursing home which shows that you met the 60 day confinement requirement.
Please see Appendix [C] — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for state specific information regarding the availability of the Nursing Home Waiver.

Benefits Available Under the Contract

The following tables summarize information about the benefits available under the contract.
Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Brief Description of Restrictions / Limitations
Contract Value Death Benefit	Provides a death benefit equal to the contract value	• Your Contract Value Death Benefit is equal to your Contract Value. Any restrictions or limitations that apply to your Contract Value apply to your Contract Value Death Benefit.

Standard Benefits (No Additional Charge) (continued)

Name of Benefit	Purpose	Brief Description of Restrictions / Limitations
Systematic Withdrawal Program	Allows you to receive periodic withdrawals from your contract	• Minimum withdrawal amount is [$100]. • Withdrawals may occur on a monthly, quarterly, semi-annual, or annual basis. • The Systematic Withdrawal Program may be terminated by us at any time.
Automatic Payment Plan	Allows you to make automatic Purchase Payments	• Minimum requirements for the initial and subsequent Purchase Payments and age restrictions apply.
• The Automatic Payment Plan may be terminated by us at any time.
• If the [Contract Value Buffer] Benefit is elected, the Automatic Payment Plan will automatically terminate at the earlier of the [6th] Benefit Year Anniversary or the date in which you are no longer permitted to make subsequent Purchase Payments under the feature.
Optional Benefits Available For Election
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/ Limitations
[Contract Value Buffer] Benefit	A guaranteed minimum accumulation benefit, designed to provide a one-time credit (“Benefit”) to your contract value in the event that your contract value on the [10th] contract anniversary date (“Benefit Date”) is less than the Net Purchase Payments.	[1.00%] (an annualized charge deducted from the Contract Value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date)	• May be elected only at time of contract issuance.
• Purchase Payments may be subject to additional restrictions.
• May not be cancelled by you prior to the [6th] Benefit Year Anniversary.
• May not be re-elected or reinstated after termination.
• The feature terminates automatically following the Benefit Date.
• Only effective during the Accumulation Phase.
• No subsequent purchase payments accepted after the [6th] Benefit Year Anniversary with the election of this feature.
• We reserve the right to not accept subsequent Purchase Payments before the [6th] Benefit Year Anniversary.
• All withdrawals before the one-time credit, if applicable, may significantly reduce or terminate the Benefit.
• May not be available for election through the broker-dealer with which your financial representative is affiliated.
• The broker-dealer with which your financial representative is affiliated may require you to elect the [Contract Value Buffer] Benefit at time of contract issue.
Return of Purchase Payment Death Benefit	Provides a death benefit based on the greater of contract value or Net Purchase Payments	[0.30%] (as a percentage of average daily net asset value allocated to the Variable Portfolios)	• May be elected only at time of contract issuance.
• Cannot be elected by anyone who is age [76] or older.
• Withdrawals may significantly reduce the Benefit.
• May not be available for election through the broker-dealer with which your financial representative is affiliated.
• The broker-dealer with which your financial representative is affiliated may require you to elect the optional death benefit at time of contract issue.

[Contract Value Buffer] Benefit

[Contract Value Buffer] Benefit
There is only one guaranteed optional benefit available for election under your contract. The [Contract Value Buffer] Benefit is the guaranteed optional benefit.
General Information
The [Contract Value Buffer] Benefit is a guaranteed minimum accumulation benefit. The feature provides a one-time credit (“Benefit”) to your contract value in the event that your contract value on the [10th] Benefit Year Anniversary (“Benefit Date”) is less than the Net Purchase Payments made prior to the Benefit Date. The feature is designed for individuals who are seeking participation in the growth potential of the stock market and desire a level of contract value protection in the event the contract value is below the total Net Purchase Payments on the [10th] Benefit Year Anniversary. If you elect the [Contract Value Buffer] Benefit you will be unable to make Purchase Payments on or after the [6th] Benefit Year Anniversary. You may only elect the optional Benefit [Contract Value Buffer] Benefit at the time of the contract issue date. You may cancel the [Contract Value Buffer] Benefit on any day after the [6th] Benefit Year Anniversary. If you elect the optional [Contract Value Buffer] Benefit, you must select one of the following Benefit Percentages: [10%] or [20%]. Once you select a Benefit Percentage, you will not be able to change your selection. The feature terminates automatically following the Benefit Date. In addition, the feature will only be effective during the Accumulation Phase.

The [Contract Value Buffer] Benefit does not guarantee a specific outcome or performance of your investment in any of the investment options available to you under the contract, including the outcome or performance of the Variable Portfolios you are invested in, individually or collectively. The [Contract Value Buffer] Benefit only guarantees Net Purchase Payments. If you plan to add subsequent Purchase Payments on or after the [6th] Benefit Year Anniversary, you should know that you will not be able to do so. Since [Contract Value Buffer] Benefit may not guarantee a contract value that reflects a return of all Purchase Payments, it is important to realize that withdrawals from the contract on or after the [6th] Benefit Year Anniversary may decrease the value of the Benefit. For example, if you make withdrawals on or after the [6th] Benefit Year Anniversary, you will be reducing Net Purchase Payments made during the first [six] years of the contract. We will allocate the Benefit, if any, on the Benefit Date to the Money Market Fund. Any Benefit paid is not considered a Purchase Payment for purposes of calculating other benefits or features of your contract. Other contract benefits based on earnings, if any, will continue to define earnings as the difference between contract value and Purchase Payments adjusted for withdrawals. For information about how the Benefit is treated for income tax purposes, you should consult a qualified tax advisor for information concerning your particular circumstances.
The [Contract Value Buffer] Benefit is subject to state availability. Please see APPENDIX [C] – STATE CONTRACT AVAILABILITY AND/OR VARIABILITY.
Please check with your financial representative for availability and additional restrictions.
Depending on the broker-dealer with which your financial representative is affiliated, in order to purchase your contract, you may be required to elect the [Contract Value Buffer] Benefit.
Below is a glossary of terms and a summary of the key features of the [Contract Value Buffer] Benefit offered in your contract.
Glossary of [Contract Value Buffer] Benefit Terms
Benefit
The one-time credit that will be made to your contract in the event your contract value on the [10th] Benefit Year Anniversary is less than the Net Purchase Payments.
Benefit Date
The date in which you are eligible to receive the Benefit. The Benefit Date is the earlier of the [10th] Benefit Year Anniversary or the date in which your contract value is reduced to zero in the event of poor investment performance.
Benefit Effective Date
The date the [Contract Value Buffer] Benefit is elected. The Benefit Effective Date is the same as the contract issue date.
Benefit Percentage
A percentage of either [10%] or [20%] selected by you on the Benefit Effective date that is used to calculate the amount of the Benefit.
Benefit Quarter
Each consecutive three-month period starting on the Benefit Effective Date.
Benefit Quarter Anniversary
The date following each consecutive three-month period starting on the Benefit Effective Date. If the next Benefit Quarter Anniversary has no corresponding date, then the Benefit Quarter Anniversary will be deemed to be the following day. For example, if a Benefit Quarter Anniversary is November 29, the next Benefit Quarter Anniversary would be February 29 of the following year; however, in a non-Leap Year, there is no corresponding date. Therefore, the next Benefit Quarter Anniversary would be March 1.
Benefit Year
Each consecutive one-year period starting on the Benefit Effective Date until the [Contract Value Buffer] Benefit is cancelled or terminated.
Benefit Year Anniversary
The date on which each Benefit Year begins.
Net Purchase Payments
We determine Net Purchase Payments as Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal.
Specified Guarantee Period
The first [10] Benefit Years in which the [Contract Value Buffer] Benefit is effective if elected. The Specified Guarantee Period cannot be renewed or extended, and the Company will stop charging [Contract Value Buffer] Benefit fees after the [10th] Benefit Year Anniversary regardless of whether or not the Benefit is applied to your contract value.
When and how may I elect the [Contract Value Buffer] Benefit?
The [Contract Value Buffer] Benefit may be elected at the time of contract issue. If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect the [Contract Value Buffer] Benefit, you must meet the minimum and maximum age requirements. You may not elect the [Contract Value Buffer] Benefit if the Benefit Date would be after the Latest Annuity Date. The age requirement for the optional death benefit is different than the age requirements for the [Contract Value Buffer] Benefit. You must meet the age requirements for the optional death benefit in order to elect it.
How does [Contract Value Buffer] Benefit Work?
Once elected, the [Contract Value Buffer] Benefit will guarantee a credit to the contract value by applying the Benefit on the Benefit Date in the event your contract value is below the Net Purchase Payments as of the Benefit Date.
On the Benefit Date, we will compare your contract value to your Net Purchase Payments. If your contract value is less than your Net Purchase Payments, the Benefit will be applied to your contract value. If your contract value is greater than or equal to your Net Purchase Payment, the Benefit will not be applied. If the Benefit is applied, the maximum amount of the Benefit will be equal to the Benefit Percentage you selected of the amount of your Net Purchase Payments. After the Benefit is applied, your contract value may be less than or equal to your Net Purchase Payments, it will never be greater than your Net Purchase Payments. For example, if you selected the [10%] Benefit Percentage and your contract value is less than or equal to your Net Purchase Payments on the Benefit Date, your contract value after the Benefit will be equal to your Net Purchase Payments. If your contract value on the Benefit Date is more than [10%] below your Net Purchase Payments, your contract value after the Benefit is applied will be less than your Net Purchase Payments because the amount of the Benefit is capped at [10%] of Net Purchase Payments.
How is the amount of the Benefit calculated?
The amount of the Benefit is the lesser of (a) and (b)
Where:
(a)is the greater of Net Purchase Payments minus the contract value on the Benefit Date, or zero.
(b)is the Benefit Percentage multiplied by Net Purchase Payments as of the Benefit Date.
[Please see APPENDIX [X] — FORMULA AND EXAMPLES OF CALCULATIONS OF THE [CONTRACT VALUE BUFFER] BENEFIT]
What fees are charged for electing the [Contract Value Buffer] Benefit?
Once you elect the [Contract Value Buffer] Benefit, an annualized fee will be calculated and deducted from the contract value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary and every Benefit Quarter Anniversary thereafter until the earlier of the Benefit Date or cancellation of the [Contract Value Buffer] Benefit. The amount deducted is a percentage of Net Purchase Payments as of each Benefit Quarter. The fees are as follows:
Benefit Percentage	Fee
[10%]	[0.50%]
[20%]	[1.00%]
The annualized fee will be calculated each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date. For example, if you select the Benefit Percentage of [10%], the annual fee of [0.50%] will be calculated each Benefit Quarter Anniversary at [0.125%]. The fee will be multiplied by the Net Purchase Payments received as of the Benefit Quarter Anniversary the fee is calculated. The resulting amount will be deducted from the contract value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date. The amount deducted from the contract value will not exceed the lesser of (a) and (b)
Where:
(a) is the fee amount calculated on that Benefit Quarter
Anniversary.
(b) is the contract value as of the same Benefit Quarter Anniversary.
If you request to cancel the [Contract Value Buffer] Benefit before the [6th] Benefit Year Anniversary, the cancellation will be effective as of the [6th] Benefit Year Anniversary. If you request to cancel the [Contract Value Buffer] Benefit on or after the [6th] Benefit Year Anniversary, the cancellation will be effective as of the date the request was made if receive before the Transaction Cutoff. If the request is received after the Transaction Cutoff, the cancellation will be effective as of the next NYSE business day. Upon cancellation of the [Contract Value Buffer] Benefit or if the [Contract Value Buffer] Benefit is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee applicable to the Benefit Quarter in which the cancellation or surrender occurs if you cancel or surrender your contract before the end of a Benefit Quarter. The pro-rata fee is calculated by multiplying the fee by the number of days between the date when the fee was last assessed and the date of surrender, divided by the number of days between the prior and the next Benefit Quarter Anniversaries. The fee will no longer apply if you annuitize your contract before the Benefit Date.
What happens if my contract value is reduced to zero prior to the Benefit Date?
If your contract value is reduced to zero before the Benefit Date due to poor investment performance and/or fees related to the optional benefits under the contract, we will consider this date the Benefit Date and you will be eligible to receive the Benefit.
What happens to my [Contract Value Buffer] Benefit upon Spousal Continuation?
If Spousal Continuation is elected, this feature may be canceled by your spouse at the time of your death or anytime after the [6th] Benefit Year Anniversary. If your spouse does not cancel the [Contract Value Buffer] Benefit, the fee will continue to be charged and your spouse will receive the Benefit if the Benefit Date is not after the Latest Annuity Date. The amount of the Benefit and the Benefit Date will not be affected by the Spousal Continuation unless this feature is canceled by your spouse.
Can I cancel the [Contract Value Buffer] Benefit?
The [Contract Value Buffer] Benefit cannot be canceled by you prior to the [6th] Benefit Year Anniversary, unless you surrender or annuitize your contract. Once cancellation is effective, the guarantee under the [Contract Value Buffer] Benefit is terminated. You may not re-elect or reinstate the [Contract Value Buffer] Benefit after cancellation. Upon the death of the first spouse, the surviving spouse (generally, the Continuing Spouse) may not cancel the [Contract Value Buffer] Benefit.
Are there circumstances in which the [Contract Value Buffer] Benefit will be automatically cancelled?
The [Contract Value Buffer] Benefit will be automatically cancelled if:
•	The Specified Guarantee Period ends;

•	Death occurs prior to the Benefit Date (if Joint Ownership, the [Contract Value Buffer] Benefit terminates upon the first death of a spouse unless Spousal Continuation is elected);
•	The contract is fully surrendered prior to the Benefit Date;
•	The contract is annuitized prior to the Benefit Date;
•	If the spouse continues and the Latest Annuity Date is before the Benefit Date;
•	You cancel the [Contract Value Buffer] Benefit on or after the [6th] Benefit Year Anniversary; or
•	If your contract is terminated due to your minimum contract value falling below [$2,000] as a result of withdrawals and/or fees and charges

Death Benefits

You must elect one of the death benefit options at the time you purchase your contract. An option may be available for an additional fee, as described later in this section. Once elected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.
We do not pay a death benefit if:
•	your contract value is reduced to zero; or
•	you die after you begin the Income Phase. Your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. Please see ANNUITY INCOME OPTIONS.
We pay a death benefit to your Beneficiary(ies) if you die during the Accumulation Phase. The death benefit will become payable upon death of the following individual.
Owner	Payable Upon Death of
Natural persons	Owner (or first to die, if jointly owned)
Non-natural person (e.g. Trust)	Annuitant
Beneficiary Designation
You must notify us in writing of the Beneficiary(ies) who will receive any death benefit payments under your contract. You may change the Beneficiary at any time, unless otherwise specified below.
•	If your contract is jointly owned, the surviving joint Owner must be the sole primary Beneficiary. Any other individual you designate as Beneficiary will be the contingent Beneficiary.
•	If the Owner is a non-natural person then joint Annuitants, if any, shall be each other’s sole primary Beneficiary, except when the Owner is a charitable remainder trust.
•	If the Owner is a trust, whether as an agent for a natural person or otherwise, you should consult with your tax and/or legal adviser to determine whether this contract is an appropriate trust investment.
Death Benefit Processing
We process death benefit requests when we receive all required documentation, including satisfactory proof of death, in Good Order, at the Annuity Service Center.
Satisfactory proof of death includes, but may not be limited to:
(1)	A certified copy of the death certificate; or
(2)	A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
(3)	A written statement by a medical doctor who attended the deceased at the time of death.
When Death Benefits are Calculated
All death benefit calculations are made as of the day required documentation is received in Good Order at the Annuity Service Center if received before the Transaction Cutoff. If the death benefit request is received after the Transaction Cutoff, the death benefit calculation will be made as of the next NYSE business day.
If we are unable to process a death claim at the time we receive notification of the death and/or required documentation is not in Good Order, the Beneficiary may transfer the entire contract value to the Money Market Fund by contacting the Annuity Service Center. If there are multiple Beneficiaries, they must all agree to the transfer; otherwise the contract value will be invested in accordance with the Owner’s instructions prior to death.
If we receive notification of the Owner’s death before any previously requested transaction is completed (including systematic transfer and withdrawal programs), we will cancel the previously requested transaction.
For contracts in which the aggregate of all Purchase Payments in contracts issued by AGL to the same Owner/Annuitant are in excess of the Purchase Payments Limit, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.
Please see [APPENDIX [X] — FORMULA AND EXAMPLES OF CALCULATIONS OF THE DEATH BENEFITS.
Death Benefit Settlement Options
Your Beneficiary must elect one of the following settlement options within 60 days of providing required documentation, including satisfactory proof of death, in Good Order.
•	Lump sum payment; or
•	Annuity Income Option; or

•	Continue the contract as the Spousal Beneficiary, or under a Beneficiary continuation option, if available; or
•	Payment option that is mutually agreeable between you and us
After 60 days, if no election is made by the Beneficiary, we may pay a lump sum death benefit by check to the Beneficiary’s address of record, unless otherwise required by state law.
In general, the death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary’s life expectancy or a shorter period. Payments associated with such election must begin within one year of death. Federal tax law may limit the Beneficiary’s death benefit and payout options available after your death. Please see ANNUITY INCOME OPTIONS.
Death Benefit Defined Terms
Net Purchase Payment is an on-going calculation. It does not represent a contract value.
We determine Net Purchase Payments as Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal.
The term “withdrawals” as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.
The Company does not accept Purchase Payments from anyone who is age [86] or older. The optional Return of Purchase Payment death benefit cannot be elected by anyone who is age [76] or older. Therefore, if the optional Return of Purchase Payment death benefit is elected, we will not accept Purchase Payments from anyone who is age [76] or older. The death benefit calculations assume that no Purchase Payments are received from anyone who is age [76] or older.
Death Benefit Options
Contract Value Death Benefit
The Contract Value death benefit is equal to the contract value on the NYSE business day during which we receive all required documentation in Good Order before the Transaction Cutoff. If we receive all required documentation in Good Order after the Transaction Cutoff, the Contract Value death benefit will be equal to the contract value on the following NYSE business day.
Depending on the broker-dealer with which your financial representative is affiliated, in order to purchase your contract, you may be required to elect the Return of Purchase Payment death benefit. Please note that not all death benefit options may be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability and additional restrictions.
Optional Return of Purchase Payment Death Benefit
For an additional fee, you may elect the Return of Purchase Payment death benefit described below which can provide greater protection for your beneficiaries. You may only elect the Return of Purchase Payment death benefit at the time you purchase your contract and you cannot change your election thereafter at any time. The annualized fee for the Return of Purchase Payment death benefit is [0.30%] of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The optional Return of Purchase Payment death benefit cannot be elected by anyone who is age [76] or older.
The following describes the Return of Purchase Payment death benefit:
The death benefit is the greater of:
1.	Contract value; or
2.	Net Purchase Payments.
Please see APPENDIX [ ] – DEATH BENEFIT CALCULATION EXAMPLES for details regarding the Return of Purchase Payment death benefit.
Spousal Continuation
The Continuing Spouse may elect to continue the contract after your death. A Spousal Continuation can only take place once, upon the death of the original Owner of the contract.
Upon election of Spousal Continuation:
•	Generally, the contract, its benefits and elected features, if any, remain the same.
•	Continuing Spouse is subject to the same fees, charges and expenses applicable to the original Owner of the contract. Please see EXPENSES.
•	Continuing Spouse may not terminate the Return of Purchase Payment death benefit if elected at contract issue.
•	Continuing Spouse will be subject to the investment risk of Variable Portfolios, as was the original Owner.
Non-spousal joint Owners (including Domestic Partners) are not eligible for Spousal Continuation, under current tax law.
Upon a Spousal Continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original Owner, exceeds the contract value as of the Good Order date (“Continuation Contribution”), if any. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse’s death.

We will process a Spousal Continuation as of the date we receive the following at the Annuity Service Center:
•	Death Claim form; and
•	Satisfactory proof of death of the original Owner.
We will add any Continuation Contribution as of the date we receive both the Continuing Spouse’s written request to continue the contract and satisfactory proof of death of the original Owner (“Continuation Date”) if received at the Annuity Service Center before the Transaction Cutoff. If we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original Owner at the Annuity Service Center after the Transaction Cutoff, the Continuation Date will be the following NYSE business day.
The age of the Continuing Spouse on the Continuation Date will be used to determine any future death benefits under the contract. If you elected the Return of Purchase Payment death benefit, the death benefit payable upon the Continuing Spouse’s death would differ depending on the Continuing Spouse’s age on the Continuation Date. Please see Appendix [B] – DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION for a discussion of the death benefit calculations upon a Continuing Spouse’s death.
Please see GUARANTEED OPTIONAL BENEFIT above for information on the effect of Spousal Continuation on these benefits.

Expenses

We may deduct the following fees and expenses if applicable from your contract, as described later in this section.
•	Separate Account Charges
•	Withdrawal Charges
•	Underlying Fund Expenses
•	Transfer Fee
•	Guaranteed Optional Benefit Fee
•	Optional Death Benefit Fee
Fees and expenses associated with your contract reduce your investment return. Before purchasing this contract, you should consider the effect of fees and expenses on your investment. You should fully discuss this decision with your financial representative. We will not increase certain contract fees, such as the Base Contract Expense or withdrawal charges for the life of your contract. Underlying Fund investment management fees may increase or decrease. Some states may require that we charge less than the amounts described below. Please see APPENDIX [C] — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for state-specific expenses.
We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment advisor and/or subadvisors
(or affiliates thereof). Please see PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT below. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.
BASE CONTRACT EXPENSES	[1.25%]

(annualized charge as a percentage of the average daily ending net asset value allocated to Variable Portfolios)
The Base Contract Expense (also referred to as Separate Account Charge) compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.
Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract. There may not necessarily be a relationship between the administrative charge imposed under the contract and the amount of expenses that may be attributable to the contract.
If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. Please see PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT below.
Withdrawal Charges
The contract provides a penalty-free withdrawal amount every contract year. Please see ACCESS TO YOUR MONEY above. You may incur a withdrawal charge if you take a withdrawal in excess of the penalty-free withdrawal amount and/or if you fully surrender your contract. Withdrawal Charges reimburse us for the cost of contract sales, expenses associated with issuing your contract and other acquisition expenses.
We apply a withdrawal charge schedule to each Purchase Payment you contribute to the contract. The withdrawal charge percentage declines over time for each Purchase Payment in the contract.
Years Since Purchase Payment Receipt	0	1	2	3	4	5	6+
Withdrawal Charge	[7%]	[6%]	[5%]	[4%]	[3%]	[2%]	[0%]
When calculating the withdrawal charge, we deduct it from any remaining annual penalty-free withdrawal amount first, next from remaining Purchase Payments on a first-in, first-out basis, and then from any remaining contract value. This means that you will access your Purchase Payments that are lower or no longer subject to withdrawal charges before those Purchase Payments that are still subject to withdrawal charges or higher withdrawal charges. However, for tax purposes, per IRS requirements, your withdrawals are considered as coming first from taxable earnings, then from Purchase Payments, which are not taxable if your contract is Non-Qualified. Please see ACCESS TO YOUR MONEY above.
If you take a partial withdrawal, you can choose whether any applicable withdrawal charges are deducted from the amount withdrawn or from the contract value remaining after the amount withdrawn. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.
We will not assess a withdrawal charge when we pay a death benefit or when you annuitize your contract.
Withdrawals made prior to age 59½ may result in tax penalties. Please see TAXES below.
Underlying Fund Expenses
There are deductions from and expenses paid out of the assets of each Underlying Fund. Detailed information about these deductions and expenses can be found in the prospectuses for the Underlying Funds.
Investment Management Fees
Investment management fees are set by the Underlying Funds’ own board of directors, and may vary. These fees are not fixed or specified in your annuity contract.
Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each purchased Variable Portfolio share reflects the investment management fees and other expenses of the corresponding Underlying Funds.
12b-1 Fees
Certain Underlying Funds available in this product assess a 12b-1 fee of [0.25%] of the average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.
There is an annualized [0.25%] fee applicable to [Variable Insurance Trust]. This amount is generally used to pay financial intermediaries for services provided over the life of your contract.
The 12b-1 fees compensate us for costs associated with the servicing of these shares, including, but not limited to, reimbursing us for expenditures we make to registered representatives in selling firms for providing services to contract Owners who are indirect beneficial Owners of these shares and for maintaining contract Owner accounts.
Transfer Fee
Transfers	[$25]

The transfer fee compensates us for the cost of processing your transfers. The fee for each transfer is [$25]. The fee is not charged on transfers from the Money Market Fund resulting from a Purchase Payment. The fee will be waived on transfers made on our website. If the total number of transfers in a contract year during the Accumulation Phase exceeds [50] (regardless of the manner in which the transfers are made), the waiver will no longer apply and you will be charged [$25.00] per transfer made on our website. Transfers from the Money Market Fund resulting from a Purchase Payment do not count towards the [50] transfers per contract year.
[Contract Value Buffer] Benefit Fees
Once you elect the [Contract Value Buffer] Benefit, an annualized fee will be calculated and deducted from the contract value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary and every Benefit Quarter Anniversary thereafter until the earlier of the Benefit Date or cancellation of the [Contract Value Buffer] Benefit. The amount deducted is a percentage of Net Purchase Payments as of each Benefit Quarter. The fees are as follows:
Benefit Percentage	Fee
[10%]	[0.50%]
[20%]	[1.00%]
The annualized fee will be calculated each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date. For example, if you select the Benefit Percentage of [10%], the annual fee of [0.50%] will be calculated each Benefit Quarter Anniversary at [0.125%]. The fee will be multiplied by the Net Purchase Payments received as of the Benefit Quarter Anniversary the fee is calculated. The resulting amount will be deducted from the contract value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date. The amount deducted from the contract value will not exceed the lesser of (a) and (b)
Where:
(a) is the fee amount calculated on that Benefit Quarter Anniversary.
(b) is the contract value as of the same Benefit Quarter Anniversary.
Upon cancellation of the [Contract Value Buffer] Benefit, the quarterly fee will be charged to your contract value on a prorated basis. If you terminate the [Contract Value Buffer] Benefit by annuitizing your contract before the Benefit Date, we will not assess a [Contract Value Buffer] Benefit fee.
Please see APPENDIX [E] — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for state specific information regarding the assessment of the fee.
Please see [APPENDIX [X] — FORMULA AND EXAMPLES OF CALCULATIONS OF THE [CONTRACT VALUE BUFFER] BENEFIT FEE.]
Return of Purchase Payment Death Benefit Fee
If you elect the Return of Purchase Payment death benefit, the annualized fee is [0.30%] of the average daily ending net asset value allocated to the Variable Portfolio(s).
Premium Tax
Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5%. These states permit us to either deduct the premium tax when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. Please see Appendix [C] - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for a listing of the states that charge premium taxes, the percentage of the tax and distinctions in impact on Qualified and Non-Qualified contracts.
Income Taxes
We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.
Reduction or Elimination of Fees, Expenses and Additional Amounts Credited
Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.
The Company may make such a determination regarding sales to its employees, its affiliates’ employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described. Currently, the Company credits an additional amount to contracts sold to the following groups: (1) employees of the Company and its affiliates, and their immediate family members; (2) appointed agents and registered representatives of broker-dealers that sell the Company’s and its affiliates’ variable contracts, and the agents’ and registered representatives’ immediate family members; (3) trustees of mutual funds offered in the Company’s and its affiliates’ variable contracts. The additional amount credited to a contract sold to one of the above individuals will generally equal the commission payable on the initial purchase payment for the contract. This means that the additional amount will generally be [6.00%] of the initial Purchase Payment.
Certain broker-dealers may limit crediting this additional amount to employees only.

Payments in connection with distribution of the contract

Payments We Make
We make payments in connection with the distribution of the contracts that generally fall into the three categories below.
As a result of the payments that financial representatives may receive from us or other companies, some financial representatives may have a financial incentive to offer you a new contract in place of the one you already own. You should consider exchanging a contract you already own only if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Commissions. Registered representatives of affiliated and unaffiliated broker-dealers (“selling firms”) licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and AIG Capital Services, Inc., the distributor of the contracts. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum [7.00%] of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum [1.20%] of contract value annually for the life of the contract.
The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives’ compensation.
Additional Cash Compensation. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation (“revenue sharing”). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold contracts. Sales-based payments primarily create incentives to make new sales of contracts.
These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm’s registered representatives about our contracts, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our contracts. The amount of these fees may be tied to the anticipated level of our access in that selling firm.
We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our contracts.
If allowed by his or her selling firm, a registered representative or other eligible person may purchase a contract on a basis in which an additional amount is credited to the contract. Please see REDUCTION OR

ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED above.
We provide a list of firms to whom we paid annual amounts greater than [$15,000] under these revenue sharing arrangements in 2020 in the Statement of Additional Information which is available upon request.
Non-Cash Compensation. Some registered representatives and their supervisors may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.
We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the contract. We hope to benefit from these revenue sharing arrangements through increased sales of our contracts and greater customer service support.
Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a contract and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this contract.
Payments We Receive
We and our affiliates may directly or indirectly receive revenue sharing payments from the Trust, its investment advisors, subadvisors and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Underlying Funds (and classes of shares of such Underlying Funds, if applicable) that pay us higher amounts. Other Underlying Funds (or available classes of shares) may have lower fees and better overall investment performance. Therefore, the amount of fees we collect may be greater or smaller based on the Underlying Funds you select.
We and our affiliates generally receive three kinds of payments described below.
Rule 12b-1 Fees. We receive 12b-1 fees of up to [0.25%] of the average daily net assets in certain Underlying Funds that are attributable to the contract and to certain other variable insurance products that we and our affiliates issue. Rule 12b-1 fees and service fees paid out of Underlying Fund assets will reduce the amount of assets that otherwise would be available for investment, and reduce the Underlying Fund’s investment return. The dollar amount of asset-based payments we receive from the Underlying Funds is not set and will fluctuate over time depending on the Underlying Funds’ net asset value and the amount of assets invested.
Administrative, Marketing and Support Service Fees. We receive compensation of up to [0.25%] annually based on assets under management from certain Trust’s investment advisors, subadvisors and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the profits the investment advisor realizes on the investment management fees deducted from assets of the Underlying Funds or wholly from the assets of the Underlying Funds. Contract Owners, through their indirect investment in the Trust, bear the costs of these investment management fees, which in turn will reduce the return on your investment. The payments we receive are generally based on assets under management from certain Trust’s investment advisors or their affiliates and vary by Trust. Some investment advisors, subadvisors and/or distributors (or affiliates thereof) pay us more than others. The amount may be significant.
Other Payments. Certain investment advisors, subadvisors and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Underlying Funds in the contract. These amounts are paid voluntarily and may provide such advisors, subadvisors and/or distributors access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the advisor’s, subadvisor’s or distributor’s participation.
In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisors, subadvisors and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

Annuity Income Options

The Income Phase
What is the Income Phase?
During the Income Phase, we use the money accumulated in your contract to make regular payments to you. This is known as “annuitizing” your contract. At this point, the Accumulation Phase ends. You will no longer be able to take withdrawals of contract value and all other features and benefits of your contract will terminate, including your ability to surrender your contract.
Beginning the Income Phase is an important event. You have different options available to you. You should discuss your options with your financial representative and/or tax adviser so that together you may make the best decision for your particular circumstances.

When does the Income Phase begin?
Generally, you can annuitize your contract any time after your second contract anniversary (“Annuity Date”) and on or before the Latest Annuity Date, defined below, by completing and mailing the Annuity Option Selection Form to our Annuity Service Center.
If you do not request to annuitize your contract on the Annuity Date of your choice, your contract will be annuitized on the Latest Annuity Date. If your contract is jointly owned, the Latest Annuity Date is based on the older Owner’s date of birth. Your Latest Annuity Date is defined as the first NYSE business day of the month following your [95th] birthday.
How do I elect to begin the Income Phase?
You must select one of the annuity income payment options, listed below, that best meets your needs by mailing a completed Annuity Option Selection Form to our Annuity Service Center. If you do not select an annuity income payment option, your contract will be annuitized in accordance with the default annuity income payment option specified under Annuity Income Options below.
What is the impact on the [Contract Value Buffer] Benefit and death benefits if I annuitize?
If you elect the [Contract Value Buffer] Benefit and annuitize your contract prior to the Benefit Date, the [Contract Value Buffer] Benefit will be terminated. Upon annuitizing the contract, the death benefit will terminate. Please see DEATH BENEFITS above.
Annuity Income Options
You must send a written request to our Annuity Service Center to select an annuity income option. Once you begin receiving annuity income payments, you cannot change your annuity income option. If you elect to receive annuity income payments but do not select an annuity income option, your annuity income payments shall be in accordance with Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is Option 3 for a period of 10 years. Generally, the amount of each annuity income payment will be less with greater frequency of payments or if you chose a longer period certain guarantee.
We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. In most contracts, the Owner and Annuitant are the same person. The Owner may change the Annuitant if different from the Owner at any time prior to the Annuity Date. The Owner must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new Annuitant election, the Owner may not select an annuity income option based on the life of the Annuitant.
If the contract is owned by a non-natural Owner, the Annuitant cannot be changed after the contract has been issued and the death of the Annuitant will trigger the payment of the death benefit.
If you elect a lifetime based annuity income option without a guaranteed period, your annuity income payments depend on longevity only. That means that you may potentially not live long enough to receive an annuity income payment. If you die before the first annuity income payment, no annuity income payments will be made.
Annuity Income Option 1 – Life Income Annuity
This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.
Annuity Income Option 2 – Joint and Survivor Life Income Annuity
This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies. For Qualified contracts, under certain circumstances, the survivor’s annuity income payments may be limited based on the Internal Revenue Code.
Annuity Income Option 3 – Joint and Survivor Life Income Annuity with 10 or 20 Years Guaranteed
This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract. A guarantee of payments greater than 10 years may not be available to all Beneficiaries. For Qualified contracts, under certain circumstances the survivor's annuity income payments may be limited based on the Internal Revenue Code.
Annuity Income Option 4 – Life Income Annuity with 10 or 20 Years Guaranteed
This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. A guarantee of payments greater than 10 years may not be available to all Beneficiaries. For Qualified contracts, under certain circumstances the Beneficiary’s annuity income payments may be limited based on the Internal Revenue Code.
Annuity Income Option 5 – Income for a Specified Period
This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. A guarantee of payments for more than 10 years may not be available to all Beneficiaries. For Qualified contracts, under certain circumstances the Beneficiary’s annuity income payments may be limited based on the Internal Revenue Code. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the

Annuity Date. Upon your request, the contract may be commuted if a period certain annuitization income option has been elected. The amount available upon such redemption would be the discounted present value of any remaining guaranteed annuity income payments that would reflect the fluctuating trading costs for liquidating the securities in place to pay for these contractual obligations. The detrimental impact depends on the nature of the securities (and which may include short-term, medium term, and/or long-term investments) resulting in varying losses to the Company.
Fixed Annuity Income Payments
Your annuity income payments are fixed. The Company guarantees the amount of each payment.
Annuity Income Payments
We make annuity income payments on a monthly, quarterly, semi-annual or annual basis as elected by you. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of [$5,000] or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than [$50] per payment, we may decrease the frequency of payments.
The value of fixed annuity income payments, if elected, will not be less than 1%.
Deferment of Payments
We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. Please see ACCESS TO YOUR MONEY above for a discussion of when payments from a Variable Portfolio may be suspended or postponed.

Taxes

The Federal income tax treatment of annuity contracts or retirement plans/programs is complex and sometimes uncertain. The discussion below is intended for general informational purposes only and does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), state or local tax consequences, estate or gift tax consequences, or the impact of foreign tax laws, associated with your contract.
Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have a retroactive effect as well. As a result, you should always consult a tax adviser about the application of tax rules found in the Internal Revenue Code (“IRC”), Treasury Regulations and applicable Internal Revenue Service (“IRS”) guidance to your individual situation.
Refer to the Statement of Additional Information for further details.
Annuity Contracts in General
The IRC provides for special rules regarding the tax treatment of annuity contracts.
•	Generally, taxes on the earnings in your annuity contract are deferred until you take the money out.
•	Qualified contracts that satisfy specific IRC requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account.
•	Different rules and tax treatment apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.
Non-Qualified Contract
If you do not purchase your contract under an employer-sponsored retirement plan/arrangement, or an Individual Retirement Account or Individual Retirement Annuity (“IRA”), including a Roth IRA, your contract is referred to as a Non-Qualified contract.
Qualified Contract
If you purchase your contract under an employer-sponsored retirement plan/arrangement or an Individual Retirement Account or Individual Retirement Annuity (“IRA”), including Roth IRA, your contract is referred to as a Qualified contract.
Employer-sponsored plans/arrangements include:
•	Tax-Sheltered Annuities (also referred to as 403(b) annuities)
•	Plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans)
•	Pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans
If you are purchasing the contract as an investment vehicle for a trust under a Qualified contract, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself.
In addition, if the contract itself is a qualifying arrangement (as with a 403(b) annuity or IRA), the contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through the [Contract Value Buffer] Benefit, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act was signed into law as part of larger appropriations legislation. The SECURE Act includes many provisions affecting Qualified Contracts, some of which became effective upon enactment or on January 1, 2020, and certain provisions were retroactively effective. Some of the provisions effective January 1, 2020 include:
•	an increase in the age at which required minimum distributions (RMDs) generally must commence, to age 72, for those born on or after July 1, 1949, from the previous age of 70 ½;
•	new limitations on the period for beneficiary distributions following the death of the plan participant or IRA owner (when the death occurs on or after January 1, 2020);
•	elimination of the age 70 ½ restriction on traditional IRA contributions for tax years beginning 2020 (combined with an offset to the amount of eligible qualified charitable distributions (QCDs) by the amount of post-70 ½ IRA contributions);
•	a new exception to the 10% additional tax on early distributions, for the qualified birth or adoption of a child, which also became an allowable plan distribution event; and,
•	reduction of the earliest permissible age for in-service distributions from pension plans and certain Section 457 plans to 59 ½.
The foregoing is not an exhaustive list. The SECURE Act included many additional provisions affecting Qualified Contracts.
Some provisions in the Act are subject to the terms of an employer’s retirement plan and may not be available with your annuity.
Tax Treatment of Purchase Payments
Non-Qualified Contract
In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the Purchase Payments you contributed in your Non-Qualified contract.
Qualified Contract
Typically, for employer sponsored plans/arrangements and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments contributed to your contract and therefore, you have no cost basis in your contract. However, you normally will have cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k), or governmental 457(b) plan, and you may have cost basis in a traditional IRA or in another Qualified contract.
Qualified Contract—Tax-Sheltered Annuity (403(b))
On July 26, 2007, the Treasury Department published final 403(b) regulations that were largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. Subsequent IRS guidance and/or the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased. Effective January 1, 2009, the Company no longer accepts new Purchase Payments (including contributions, transfers and exchanges) into new or existing 403(b) annuities. You may wish to discuss the regulations and/or the general information above with your tax adviser.
Tax Treatment of Distributions
Distributions from Non-Qualified Contracts
Federal tax rules generally require that all Non-Qualified contracts issued by the same company to the same policyholder during the same calendar year will be treated as one annuity contract for purposes of determining the taxable amount upon distribution.
The taxable portion of any withdrawals, whether annuity income payment or other withdrawal, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:
•	after attaining age 59½;
•	when paid to your Beneficiary after you die;
•	after you become disabled (as defined in the IRC);
•	when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59½, whichever is later;
•	under an immediate annuity contract;
•	when attributable to Purchase Payments made prior to August 14, 1982.
Partial or Total Withdrawals
If you make partial or total withdrawals from a Non-Qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the contract.
Annuitization
If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. The portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed.
Annuity to Annuity Transfer
A transfer of contract value to another annuity contract generally will be tax reported as a distribution unless we have sufficient information, on a form satisfying us, to confirm that the transfer qualifies as an exchange under IRC Section 1035 (a “1035 exchange”).

Additional Tax on Net Investment Income
Information in this section generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the Modified Adjusted Gross Income (“MAGI”) threshold.
Under Federal Tax law, there is a tax on net investment income, at the rate of 3.8% of applicable thresholds for MAGI ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this 3.8% tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an Owner that is not a natural person (see Contracts Owned by a Trust or Corporation below).
Distributions from Qualified Contracts
Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax amounts permitted under the employer’s plan or contributed to a Roth IRA or non-deductible traditional IRA.
Withdrawals from other Qualified contracts are often limited by the IRC and by the employer-sponsored plan/arrangement.
The taxable portion of any withdrawal or annuity income payment from a Qualified contract (except for Tax-Sheltered Annuities) will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:
•	after attainment of age 59½;
•	when paid to your Beneficiary after you die;
•	after you become disabled (as defined in the IRC);
•	as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59½, whichever is later;
•	dividends paid with respect to stock of a corporation described in IRC Section 404(k);
•	for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;
•	for payment of health insurance if you are unemployed and meet certain requirements;
•	distributions from IRAs for qualifying higher education expenses or first home purchases, with certain limitations;
•	payments to certain individuals called up for active duty after September 11, 2001;
•	payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free;
•	amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty;
•	distributions for parents after the “qualified birth or adoption” of a new child (subject to limitations);
Non-IRA contracts:
•	payments to employees after separation from service after attainment of age 55 (does not apply to IRAs); and
•	transfers to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs).
Annuitization
Unlike a Non-Qualified contract, if you annuitize your Qualified annuity contract the entire annuity income payment will be considered income, for tax purposes.
Direct and Indirect Rollovers
Under certain circumstances, you may be able to transfer amounts distributed from your employer sponsored plan/arrangement to another eligible plan or IRA. Generally, a distribution may be eligible for rollover but certain types of distributions cannot be rolled over, such as distributions received on account of:
(a)	a required minimum distribution,
(b)	a hardship withdrawal, or
(c)	a series of substantially equal payments (at least annually) made over your life expectancy or the joint life expectancies of you and your designated Beneficiary or a distribution made for a specified period of 10 years or more.
The IRS issued Announcement 2014-32 confirming its intent to apply the one-rollover-per-year limitation of 408(d)(3)(B) on an aggregate basis to all IRAs that an individual owns. This means that an individual cannot make a tax-free IRA-to-IRA rollover if he or she has made such a rollover involving any of the individual’s IRAs in the current tax year. If an intended rollover does not qualify for tax-free rollover treatment, contributions to your IRA may constitute excess contributions that may exceed contribution limits. This one-rollover-per-year limitation does not apply to direct trustee-to-trustee transfers. You should always consult your tax adviser before you move or attempt to move any funds.
The IRC limits the withdrawal of an employee’s elective deferral Purchase Payments from a Tax-Sheltered Annuity (TSA) contract under IRC 403(b). Generally, withdrawals can only be made when an Owner:

•	reaches age 59½;
•	severs employment with the employer;
•	dies;
•	birth or adoption of child (subject to limitations);
•	becomes disabled (as defined in the IRC); or
•	experiences a financial hardship (as defined in the IRC).*
*	In the case of hardship, the Owner can only withdraw Purchase Payments.
Additional plan limitations may also apply. Amounts held in a TSA contract as of December 31, 1988 are not subject to these restrictions except as otherwise imposed by the plan.
Annuity to Annuity Transfer (Tax-Sheltered Annuities)
Qualifying transfers (including intra-plan exchanges) of amounts from one TSA contract or account to another TSA contract or account, and qualifying transfers to a state defined benefit plan to purchase service credits, where permitted under the employer’s plan, generally are not considered distributions, and thus are not subject to the above IRC withdrawal limitations. If amounts are transferred to a contract with less restrictive IRC withdrawal limitations than the account from which it is transferred, the more restrictive withdrawal limitations will continue to apply.
Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the plan, the IRC, treasury regulations, IRS pronouncements, and other applicable legal authorities.
Required Minimum Distributions
Information in this section generally does not apply to Non-Qualified contracts.
Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax adviser for more information.
Commencement Date
Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 72 (or age 70 ½, for individuals born prior to July 1, 1949), or (2) the calendar year in which you sever employment from the employer sponsoring the plan. If you own a traditional IRA, you must begin receiving minimum distributions by April 1 of the calendar year following the calendar year in which you reach age 72 (or age 70 ½, for individuals born prior to July 1, 1949). If you choose to delay your first distribution until the year after the year in which you reach 72 (70 ½, if applicable) or sever employment, as applicable, then you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31.
Combining Distributions from Multiple Contracts
If you own more than one IRA, you may be permitted to take your annual distributions in any combination from your IRAs. A similar rule applies if you own more than one TSA. However, you cannot satisfy this distribution requirement for your IRA contract by taking a distribution from a TSA, and you cannot satisfy the requirement for your TSA by taking a distribution from an IRA.
Automatic Withdrawal Option
You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax adviser concerning your required minimum distribution.
Impact of Optional Benefits
IRS regulations require that the annuity contract value used to determine required minimum distributions include the actuarial present value of other benefits under the contract, such as enhanced death benefits and/or the [Contract Value Buffer] Benefit. As a result, if you request a minimum distribution calculation, or if one is otherwise required to be provided, in those specific circumstances where this requirement applies, the calculation may be based upon a value that is greater than your contract value, resulting in a larger required minimum distribution. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these regulations with your tax adviser.
Tax Treatment of Death Benefits
The taxable amount of any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefit is paid as lump sum or annuity income payments. Estate taxes may also apply.
Enhanced death benefits are used as investment protection and are not expected to give rise to any adverse tax effects. However, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the Owner is under 59½, unless another exception applies. You should consult your tax adviser for more information.
If you own a Qualified contract and purchase an enhanced death benefit, the IRS may consider these benefits “incidental death benefits” or “life insurance.” The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the Owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.
Contracts Owned by a Trust or Corporation
A Trust or Corporation or other Owner that is not a natural person (“Non-Natural Owner”) that is considering purchasing this contract should consult a tax adviser.
Generally, the IRC does not confer tax-deferred status upon a Non-Qualified contract owned by a Non-Natural Owner for federal income tax purposes. Instead in such cases, the Non-Natural Owner pays tax each year on the contract’s value in excess of the Owner’s cost basis, and the contract’s cost basis is then increased by a like amount. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Please see the Statement of Additional Information for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity contract.
Withholding
Taxable amounts distributed from annuity contracts are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution and, in certain cases, the amount of your distribution. An election out of withholding must be made on forms that we provide. If you are a U.S. person (which includes a resident alien), and your address of record is a non-U.S. address, we are required to withhold income tax unless you provide us with a U.S. residential address.
State income tax withholding rules vary and we will withhold based on the rules of your state of residence.
Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country. You should consult your tax adviser as to the availability of an exemption from, or reduction of, such tax under an applicable income tax treaty, if any.
Any income tax withheld is a credit against your income tax liability. Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax adviser regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.
20% Withholding on Eligible Rollover Distributions
For certain qualified employer sponsored plans, we are required to withhold 20% of the taxable portion of your withdrawal that constitutes an “eligible rollover distribution” for Federal income taxes. The amount we withhold is determined by the Code.
You may avoid withholding if you directly transfer a withdrawal from this Contract to another qualified plan or
IRA. Similarly, you may be able to avoid withholding on a transfer into the Contract from an existing qualified plan you may have with another provider by arranging to have the transfer made directly to us.
Foreign Account Tax Compliance Act (“FATCA”)
A Contract Owner who is not a “United States person” which is defined to mean:
•	a citizen or resident of the United States
•	a partnership or corporation created or organized in the United States or under the law of the United States or of any state, or the District of Columbia
•	any estate or trust other than a foreign estate or foreign trust (see Internal Revenue Code section 7701(a)(31) for the definition of a foreign estate and a foreign trust)
should be aware that FATCA, enacted in 2010, provides that a 30% withholding tax will be imposed on certain gross payments (which could include distributions from cash value life insurance or annuity products) made to a foreign entity if such entity fails to provide applicable certifications under a Form W-9, Form W-8 BEN-E, Form W-8 IMY, or other applicable form. Certain withholding certifications will remain effective until a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, the Form W-8 BEN-E, is only effective for three years from date of signature unless a change in circumstances makes any information on the form incorrect. An entity, for this purpose, will be considered a foreign entity unless it provides an applicable withholding certification to the contrary. The Contract Owner must inform the Company within 30 days of any change in circumstances that makes any information on the form incorrect by furnishing a new IRS Form W-9, Form W-8 BEN-E, Form W-8IMY, or acceptable substitute form.
Gifts, Pledges and/or Assignments of a Contract
Non-Qualified Contracts
If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract’s cash value to the extent it exceeds your cost basis. The recipient’s cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. Please see the Statement of Additional Information for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.
Qualified Contracts
The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan.

This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that:
•	the plan is not an unfunded deferred compensation plan; and
•	the plan funding vehicle is not an IRA.
You should consult a tax advisor as to the availability of this exception.
Diversification and Investor Control
Diversification
For a contract to be treated as a variable annuity for Federal income tax purposes, the underlying investments under the variable annuity must be “adequately diversified”. Treasury Regulations provide standards that must be met to comply with the rules. If the variable annuity fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Contract Value over the contract Purchase Payments. We expect that the manager of the Underlying Funds monitors the Funds so as to comply with these Treasury Regulations.
Investor Control
These investor control limitations generally do not apply to Qualified contracts, which are referred to as “Pension Plan Contracts” for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.
Under certain circumstances, you, and not the Company, could be treated as the owner of the Underlying Funds under your Non-Qualified contract, based on the degree of control you exercise over the underlying investments. If this occurs, you may be currently taxed on income and gains attributable to the assets under the contract.
There is little guidance in this area, and the determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner’s ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. We do not know what limits may be set by the IRS in any future guidance that it may issue and whether such limits will apply to existing contracts.
While we believe the contract does not give you investment control over the Underlying Funds, we reserve the right to modify the contract as necessary in an attempt to prevent you from being considered as the owner of the assets of the contract for purposes of the Code.
Our Taxes
The Company is taxed as a life insurance company under the Code. We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account, which may include the foreign tax credit and the corporate dividends received deduction. These potential benefits are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

Other Information

The Distributor
AIG Capital Services, Inc., 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997, distributes the contracts. AIG Capital Services, Inc., an indirect, wholly-owned subsidiary of AGL, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (“FINRA”). No underwriting fees are retained by AIG Capital Services, Inc. in connection with the distribution of the contracts.
The Company
American General Life Insurance Company
American General Life Insurance Company (“AGL”) is a stock life insurance company organized under the laws of the state of Texas on April 11, 1960. AGL’s home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly owned subsidiary of American International Group, Inc. (“AIG”), a Delaware corporation.
Effective December 31, 2012, SunAmerica Annuity and Life Assurance Company (“SunAmerica Annuity”), a former affiliate of AGL, merged with and into AGL (“AGL Merger”). Before the AGL Merger, contracts in all states except New York were issued by SunAmerica Annuity. Upon the AGL Merger, all contractual obligations of SunAmerica Annuity became obligations of AGL.
The AGL Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from SunAmerica Annuity to AGL. The AGL Merger also did not result in any adverse tax consequences for any contract Owners.
Contracts are issued by AGL in all states, except New York.
AGL is obligated to pay all amounts promised to investors under a contract issued by AGL

Ownership Structure of the Company
AGL is an indirect, wholly owned subsidiaries of American International Group, Inc. (“AIG”), a Delaware corporation.
AGL is regulated for the benefit of policy Owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract Owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL’s operations.
American International Group, Inc. (AIG) is a leading global insurance organization. AIG provides a wide range of property casualty insurance, life insurance, retirement products, and other financial services to commercial and individual customers in more than 80 countries and jurisdictions. AIG common stock is listed on the New York Stock Exchange.
More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.
Operation of the Company
The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company’s financial and insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial and insurance products and the relative value of such brands.
The Company is exposed to market risk, interest rate risk, contract Owner behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to guaranteed death and the [Contract Value Buffer] Benefit on the Company’s financial and insurance products, as well as reduced fee income in the case of assets held in separate accounts, where applicable. These guaranteed benefits are sensitive to equity market and other conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying the [Contract Value Buffer] Benefit in excess of contract values as a result of significant downturns in equity markets or as a result of other factors. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.
The Company is regulated for the benefit of contract Owners by the insurance regulator in its state of domicile; and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract Owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company’s operations.
The Separate Account
The Variable Annuity Account Ten ("Separate Account"), is a separate account of AGL. The Separate Account was established under Texas law on January 29, 2021.
The Separate Account is registered with the SEC as a unit investment trusts under the Investment Company Act of 1940, as amended.
Purchase Payments you make that are allocated to the Variable Portfolios are invested in the Separate Account. The Company owns the assets in the Separate Account and invests them on your behalf, according to your instructions. Purchase Payments invested in the Separate Account are not guaranteed and will fluctuate with the value of the Variable Portfolios you select. Therefore, you assume all of the investment risk for contract value allocated to the Variable Portfolios. These assets are kept separate from our General Account and may not be charged with liabilities arising from any other business we may conduct. Additionally, income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.
You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these dividends through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract Owners.
The General Account
Obligations that are paid out of the Company’s general account (“General Account”) include any amounts owed under your contract for death benefit and/or the [Contract Value Buffer] Benefit which are in excess of portions of contract value allocated to the Variable Portfolios. The obligations and guarantees under the contract are the sole responsibility of the Company. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.
The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the [Contract Value Buffer] Benefit available in your contract, we also manage interest rate and certain market risk through a hedging strategy in the portfolio and we may require that those who elect the [Contract Value Buffer] Benefit allocate their Purchase Payments in accordance with specified investment parameters.
Financial Statements
The financial statements described below are important for you to consider. Information about how to obtain these financial statements is also provided below.
The Company and the Separate Account
The financial statements of the Company and the Separate Account are required to be provided because you must look to those entities directly to satisfy our obligations to you under the Contract.
Instructions to Obtain Financial Statements
The financial statements of the Company and Separate Account are included in the Statement of Additional Information and available on the Company's website ww.aig.com/ProductProspectuses and SEC's website at http://www.sec.gov. You may also request a free copy of the Statement of Additional Information by following the instructions on the back page or by contacting our Annuity Service Center at:
Mailing Address:
Annuity Service Center
[P.O. Box 15570, Amarillo, Texas 79105-5570]
Telephone Number: [(800) 445-7862]
We encourage both existing and prospective contract Owners to read and understand the financial statements.
Administration
We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at [(800) 445-7862], if you have any comments, questions or service requests.
We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions for your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, if available, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations. It is your responsibility to review these documents carefully and notify our Annuity Service Center of any inaccuracies immediately. We investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your contract, provided you notify us of your concern within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error. If you fail to notify our Annuity Service Center of any mistakes or inaccuracy within 30 days of receiving the transaction confirmation or quarterly statement, we will deem you to have ratified the transaction.
Legal Proceedings
There are no pending legal proceedings affecting the Separate Account. Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations and inquiries involving the Company, the Company believes that none of these matters will have a material adverse effect on the ability of the principal underwriter to perform its contract with the Registrant or of the depositor to meet its obligations under the variable annuity contracts.
Various lawsuits against the Company have arisen in the ordinary course of business. As of February 22, 2021, the Company believes that none of these matters will have a material adverse effect on the ability of the principal underwriter to perform its contract with the Registrant or of the depositor to meet its obligations under the variable annuity contracts.
Registration Statements
Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its General Account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

Appendix A – Underlying Funds Available Under the Contract

[TO BE UPDATED BY AMENDMENT]
The following is a list of Underlying Funds available under the contract. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and can be found online at [    ]. You can also request this information at no cost by calling our Annuity Service Center at [(800) 445-7862]. Not all Underlying Funds may be available at the time the contract is purchased.
The current expenses and performance information below reflect fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Type	Underlying Fund – Share Class[*] Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
[Type]	[Underlying Fund – Share Class][1] [Adviser/Sub-Adviser]	[X]%**	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%

Type	Underlying Fund – Share Class[*] Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
[Type] (continued)	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
[Type]	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
[Cash]	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
[Type]	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%

Type	Underlying Fund – Share Class[*] Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
[Type] (continued)	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%
	[Underlying Fund – Share Class] [Adviser/Sub-Adviser]	[X]%	[X]%	[X]%	[X]%

[Please note that not all of these Underlying Funds may be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability and additional restrictions.]

Appendix [B] – [Death Benefits Following Spousal Continuation]

The following details the Contract Value, and Return of Purchase Payment death benefits payable upon the Continuing Spouse’s death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original Owner of the contract, whether the [Contract Value Buffer] Benefit was elected, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse’s date of death.
Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.
We define “Continuation Net Purchase Payments” as Net Purchase Payments made on or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered the initial Continuation Purchase Payment. We define “Continuation Purchase Payments” as Purchase Payments made on or after the Continuation Date.
The term “withdrawals” as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.
The term “Withdrawal Adjustment” is used, if the [Contract Value Buffer] Benefit had been elected, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when the Continuing Spouse takes a withdrawal and the amount of the withdrawal.
The Company will not accept Purchase Payments from anyone age [86] or older. Therefore, the death benefit calculations described below assume that no Purchase Payments are received on or after the Continuing Spouse’s [86th] birthday.
Contract Value Death Benefit Payable Upon Continuing Spouse’s Death
The Contract Value death benefit, included in the contract for no additional fee, will be equal to the contract value on the business day during which we receive all required documentation.
Return of Purchase Payment death benefit Payable Upon Continuing Spouse’s Death:
If the Continuing Spouse is not age [76] or older on the Continuation Date, the death benefit will be the greater of:
Contract value; or
Continuation Net Purchase Payments.
If the Continuing Spouse is age [76] or older on the Continuation Date, the death benefit is equal to the contract value and the Return of Purchase Payment death benefit fee will no longer be deducted as of the Continuation Date.
We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time for prospectively issued contracts.

[B]-1

Appendix [C] – State Contract Availability and/or Variability

[To be Updated by Amendment]
PROSPECTUS PROVISION	AVAILABILITY OR VARIATION	ISSUE STATE
Free Look	If you are age 65 or older on the contract issue date, the Free Look period is 30 days.	Arizona
Free Look	If you are age 60 or older on the contract issue date:
The Free Look period is 30 days; and
If you invest in the Money Market Fund, the Free Look amount is calculated as the Purchase Payments paid; or
If you invest in Variable Portfolio(s), the Free Look amount is calculated as the greater of (1) Purchase Payments or (2) the value of your contract plus any fees paid on the day we received your request in Good Order at the Annuity Service Center.
	If you are age 60 or younger on the contract issue date, the Free Look amount is calculated as the value of your contract plus fees and charges on the day we received your request in Good Order at the Annuity Service Center.	California
Free Look	The Free Look period is 21 days and the amount is calculated as the value of your contract plus fees and charges on the day we receive your request in Good Order at the Annuity Service Center.	Florida
Free Look	The Free Look period is 20 days.	Idaho North Dakota Rhode Island Texas
Free Look	The Free Look amount is calculated as the value of your contract plus fees and charges on the day we received your request in Good Order at the Annuity Service Center.	Michigan Minnesota Missouri Texas
Free Look	The Free Look amount is calculated as the greater of (1) Purchase Payments including fees and charges or (2) the value of your contract on the day we receive your request in Good Order at the Annuity Service Center.	Arkansas
Joint Ownership	Benefits and Features to be made available to Domestic Partners.	California District of Columbia Maine Nevada Oregon Washington Wisconsin
Joint Ownership	Benefits and Features to be made available to Civil Union Partners.	California Colorado Hawaii Illinois New Jersey Rhode Island
Minimum Contract Value	The minimum remaining contract value after a partial withdrawal must be $2,000.	Texas
[Contract Value Buffer] Benefit	[ ]	[States]
Premium Tax	We deduct premium tax charges of [0.50%] for Qualified contracts and [2.35%] for Non-Qualified contracts based on contract value when you begin the Income Phase.	California
Premium Tax	We deduct premium tax charges of [2.0%] for Non-Qualified contracts based on total Purchase Payments when you begin the Income Phase.	Maine
Premium Tax	We deduct premium tax charges of [3.5%] for Non-Qualified contracts based on contract value when you begin the Income Phase.	Nevada
Premium Tax	For the first $500,000 in the contract, we deduct premium tax charges of [1.25%] for Non-Qualified contracts based on total Purchase Payments when you begin the Income Phase. For any amount in excess of $500,000 in the contract, we deduct front-end premium tax charges of [0.08%] for Non-Qualified contracts based on total Purchase Payments when you begin the Income Phase.	South Dakota
Premium Tax	We deduct premium tax charges of [1.0%] for Qualified contracts and [1.0% for Non-Qualified contracts based on contract value when you begin the Income Phase.	West Virginia
Premium Tax	We deduct premium tax charges of [1.0%] for Non-Qualified contracts based on total Purchase Payments when you begin the Income Phase.	Wyoming
[C]-1

The Statement of Additional Information (SAI) contains additional information about the contract, the Company, and the Separate Account, including financial statements. The SAI is dated the same date as this prospectus, and the SAI is incorporated by reference into this prospectus. You may request a free copy of the SAI or submit inquiries by:
•	Mailing (you may use the form below): Annuity Service Center, [P.O. Box 15570, Amarillo, Texas 79105-5570]
•	Calling: [(800) 445-7862]
•	[Visiting: www.aig.com/annuities]
You may also obtain reports and other information about the Separate Account on the SEC’s website at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Please forward a copy (without charge) of the [Variable Annuity] Variable Annuity Statement of Additional Information to:
(Please print or type and fill in all information.)

Name

Address

City/State/Zip

Contract Issue Date:

Date:	Signed:

Return to: Issuing Company
Annuity Service Center, [P.O. Box 15570, Amarillo, Texas 79105-5570]

EDGAR Contract Identifier: [    ]

STATEMENT OF ADDITIONAL INFORMATION
FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
ISSUED BY
AMERICAN GENERAL LIFE INSURANCE COMPANY
IN CONNECTION WITH
VARIABLE ANNUITY ACCOUNT TEN
[VARIABLE ANNUITY]
This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated [August 16, 2021], relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling [(800) 445-7862], visiting [www.aig.com/annuities], or writing us at:
AMERICAN GENERAL LIFE INSURANCE COMPANY
ANNUITY SERVICE CENTER
[P.O. BOX 15570
AMARILLO, TEXAS 79105-5570]
[August 16, 2021]

Separate Account and the Company
American General Life Insurance Company (“AGL” or the “Company”) is a stock life insurance company organized under the laws of the State of Texas on April 11, 1960. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. (“American International Group”), a Delaware corporation. American International Group is a holding company which, through its subsidiaries, is engaged primarily in a broad range of insurance and insurance-related activities in the United States and abroad. The commitments under the contacts are the Company’s, and American International Group has no legal obligation to back those commitments.
On December 31, 2012, SunAmerica Annuity and Life Assurance Company (“SunAmerica Annuity”), American General Assurance Company (“AGAC”), American General Life and Accident Insurance Company (“AGLA”), American General Life Insurance Company of Delaware (“AGLD”), SunAmerica Life Insurance Company (“SALIC”) and Western National Life Insurance Company, (“WNL”), affiliates of American General Life Insurance Company, merged with and into American General Life Insurance Company (“Merger”).
Variable Annuity Account Ten (“Separate Account”) was established by AGL under Texas law on January 29, 2021.
The Separate Account meets the definition of a “Separate Account” under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.
The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.
The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one of the Underlying Funds. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the Underlying Funds. Values allocated to the Separate Account will vary with the values of shares of the Underlying Funds, and are also reduced by contract charges and fees.
Since the Separate Account is always fully invested in shares of the Underlying Funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the Underlying Funds’ management to make necessary changes in their funds to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of annuity income payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.
Non-Principal Risks of Investing in the Contract
The non-principal risks of the contract are disclosed in the prospectus.
Services
[To be updated by Amendment]
Custodian
The Company acts as custodian of the Separate Account. We have custody of all assets and cash of the Separate Account and handle the collection of proceeds of shares of the Underlying Funds bought and sold by the Separate Account.
General Account
The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. All of the Company’s assets held in the general account will be available to fund the Company’s obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.
Annuity Income Payments
Monthly Annuity Income Payments
Only fixed annuity income payment options are available under the contract. The monthly annuity income payments are determined by applying the contract value allocated to the Variable Portfolio(s), less any premium tax if applicable, and then applying it to the annuity table specified in the contract for annuity income payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity income option selected.
The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the monthly annuity income payment.

Taxes
General
Note:    Discussions regarding the tax treatment of any annuity contract or retirement plan and program are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the company’s understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances. We do not guarantee the tax status or treatment of your annuity.
Section 72 of the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”) governs taxation of annuities in general. A natural owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-Qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.
If you purchase your contract under one of a number of types of employer-sponsored retirement plans, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer-sponsored retirement plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k), or governmental 457(b) plan, and you may have cost basis in a traditional IRA or in another Qualified contract.
For annuity income payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.
The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act was signed into law as part of larger appropriations legislation.  The SECURE Act includes many provisions affecting Qualified Contracts, some of which became effective upon enactment or on January 1, 2020, and certain provisions were retroactively effective. Some of the provisions effective January 1, 2020 include:
•	an increase in the age at which required minimum distributions (RMDs) generally must commence, to age 72, for those born on or after July 1, 1949, from the previous age of 70 ½;

•	new limitations on the period for beneficiary distributions following the death of the plan participant or IRA owner (when the death occurs on or after January 1, 2020);
•	elimination of the age 70 ½ restriction on traditional IRA contributions for tax years beginning 2020 (combined with an offset to the amount of eligible qualified charitable distributions (QCDs) by the amount of post-70 ½ IRA contributions);
•	a new exception to the 10% additional tax on early distributions, for the qualified birth or adoption of a child, which also became an allowable plan distribution event; and,
•	reduction of the earliest permissible age for in-service distributions from pension plans and certain Section 457 plans to 59 ½.
The foregoing is not an exhaustive list.  The SECURE Act included many additional provisions affecting Qualified Contracts.
Tax Treatment of Distributions – Non-Qualified Contracts
If you make partial or total withdrawals from a non-qualified contract, the Code generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the contract. If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:
•	after attaining age 59½;
•	when paid to your beneficiary after you die;
•	after you become disabled (as defined in the Code);
•	when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59½, whichever is later;
•	under an immediate annuity contract;
•	which are attributable to Purchase Payments made prior to August 14, 1982.
On March 30, 2010 the Health Care and Education Reconciliation Act (“Reconciliation Act”) was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which went into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income (“MAGI”) ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person. This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.
Tax Treatment of Distributions – Qualified Contracts
Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA contributions and designated Roth contributions to a 403(b), 401(k), or governmental 457(b) plan. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely income tax free. Withdrawals from designated Roth accounts in a 403(b), 401(k) or governmental 457(b) plan, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Qualified Distributions from Roth

IRAs and designated Roth accounts in 403(b), 401(k), and governmental 457(b) plans which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59½, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.
The taxable portion of any withdrawal or annuity income payment from a Qualified contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:
•	after attainment of age 59½;
•	when paid to your beneficiary after you die;
•	after you become disabled (as defined in the IRC);
•	as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59½, whichever is later;
•	payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);
•	dividends paid with respect to stock of a corporation described in IRC Section 404(k);
•	for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;
•	payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);
•	for payment of health insurance if you are unemployed and meet certain requirements;
•	distributions from IRAs for certain higher education expenses;
•	distributions from IRAs for first home purchases;
•	amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply;
•	payments to certain reservists called up for active duty after September 11, 2001; or
•	payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers;
•	distributions for parents after the “qualified birth or adoption” of a new child (subject to limitations).
The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract, subject in certain instances to the payee’s right to elect out of withholding or to elect a different rate of withholding. For “eligible rollover distributions” from contracts issued under certain types of qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution “rolled over” or “transferred to another eligible plan in a direct trustee-to-trustee” transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived. An “eligible rollover distribution” is the taxable portion of any amount received by a covered employee from a retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; (3) minimum distributions required to be made under the Code; and (4) distribution of contributions to a Qualified contract which were made in excess of the applicable contribution limit. Failure to “roll over” the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section. Only (1) the participant, or, (2) in the case of the participant’s death, the participant’s surviving spouse, or (3) in the case of a domestic relations order, the participant’s spouse or ex-spouse may roll over a distribution into a plan of the participant’s own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into an Inherited IRA. An Inherited IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Inherited IRA in a direct “trustee-to-trustee” transfer. Inherited IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).
Funds in a Qualified contract may be rolled directly over to a Roth IRA. Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.
The Small Business Jobs Act of 2010 subsequently added the ability for “in-Plan” rollovers of eligible rollover distribution from pre-tax accounts to a designated Roth account in certain employer-sponsored plans which otherwise include or permit designated Roth accounts. The American Taxpayer Relief Act of 2013 (“ATRA”) expanded the ability for such in-Plan Roth conversions by permitting eligible plans that include an in-plan Roth contribution feature to offer participants the option of converting any amounts held in the plan to after-tax Roth, regardless of whether those amounts are currently distributable.
Diversification – Separate Account Investments
Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified contracts, which are considered “Pension Plan Contracts” for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.
The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, “each United States government agency or instrumentality shall be treated as a separate issuer.”
Non-Natural Owners
Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person such as a corporation or certain other entities. Such Contracts generally will not be accorded tax-deferred status. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person or to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.
Multiple Contracts
The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract from the same issuer in any calendar year.
Tax Treatment of Assignments of Qualified Contracts
Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan (other than a plan funded with IRAs) or pursuant to a domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (for many plans, a Qualified Domestic Relations Order, or QDRO), or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.
Tax Treatment of Gifting, Assigning or Transferring Ownership of a Non-Qualified Contract
Under IRC Section 72(e), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the Purchase Payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract’s value, you will also be liable for the tax on the Contract’s value above your Purchase Payments not previously withdrawn.
The new Contract owner’s Purchase Payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.
Foreign Account Tax Compliance (“FATCA”)
A Contract Owner who is not a “United States person” which is defined under the Internal Revenue Code section to mean:
•	a citizen or resident of the United States
•	a partnership or corporation created or organized in the United States or under the law of the United States or of any state, or the District of Columbia
•	any estate or trust other than a foreign estate or foreign trust (see Internal Revenue Code section 7701(a)(31) for the definition of a foreign estate and a foreign trust)
should be aware that FATCA, enacted in 2010, provides that a 30% withholding tax will be imposed on certain gross payments (which could include distributions from cash value life insurance or annuity products) made to a foreign entity if such entity fails to provide applicable certifications under a Form W-9, Form W-8-BEN-E, Form W-8-IMY, or other applicable form. Certain withholding certifications will remain effective until a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, the Form W-8 BEN-E is only effective for three years from date of signature unless a change in circumstances makes any information on the form incorrect. The Contract Owner must inform the Company within 30 days of any change in circumstances that makes any information on the form incorrect by furnishing a new IRS Form W-9, Form W-8 BEN-E, Form W-8IMY, or acceptable substitute form. An entity, for this purpose, will be considered a foreign entity unless it provides an applicable certification to the contrary.
Other Withholding Tax
A Contract Owner that is not exempt from United States federal withholding tax should consult its tax advisor as to the availability of an exemption from, or reduction of, such tax under an applicable income tax treaty, if any.
Federal Withdrawal Restrictions from Qualified Contracts
The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals generally can only be made when an owner: (1) reaches age 59½; (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); (5) experiences a financial hardship (as defined in the IRC); or (6) has a qualified birth or adoption of a child (subject to limitations). In the case of hardship, the owner generally can only withdraw Purchase Payments. There are certain exceptions to these restrictions which are generally based upon the type of investment arrangement, the type of contributions, and the date the contributions were made. Transfers of amounts from one Qualified contract to another investment option under the same plan, or to another contract or account of the same plan type or from a qualified plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan.
Partial 1035 Exchanges of Non-Qualified Annuities
Section 1035 of the Code provides that a Non-Qualified annuity contract may be exchanged in a tax-free transaction for another Non-Qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. However, Revenue Procedure 2011-38 provides that a direct transfer of a portion of the cash surrender value of an existing annuity contract for a second annuity contract, regardless of whether the two annuity contracts are issued by the same or different companies, will be treated as a tax-free exchange under Code section 1035 if no amounts, other than amounts received an annuity for a period of 10 years or more or during one or more lives, are received under the original contract or the new contract during the 180 days beginning on the date of the transfer (in the case of a new contract, on the date the contract is placed in-force). Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.
Qualified Plans
The contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan. The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan. Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrender from Qualified contracts.
(a) Plans of Self-Employed Individuals: “H.R. 10 Plans”
Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as “H.R. 10” or “Keogh” Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees, for federal tax purposes, until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.
(b) Tax-Sheltered Annuities
Section 403(b) of the Code permits the purchase of “tax-sheltered annuities” by public schools and not-for-profit organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract if certain conditions are met. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2021 is the lesser of 100% of includible compensation or $19,500. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $6,500 in 2021 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2021 may not exceed the lesser of $58,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that largely became effective on January 1, 2009. These comprehensive regulations include several rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.
In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer’s 403(b) plan upon its establishment, but no later than by January 1, 2009.
The final regulations generally do not affect a participant’s ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer’s plan.
The foregoing discussion is intended as a general discussion only, and you may wish to discuss the 403(b) regulations and/or the general information above with your tax advisor.
(c) Individual Retirement Annuities
Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2021 is the lesser of $6,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2021. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner nor the Owner’s spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income. The rules concerning what constitutes “coverage” are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590-A & B for more details. The effect of income on the deduction is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer’s plan. If you and your spouse are filing jointly and have a modified AGI in 2021 of less than $105,000, your contribution may be fully deductible; if your income is between $105,000 and $125,000, your contribution may be partially deductible and if your income is $124,000 or more, your contribution may not be deductible. If you are single and your income in 2021 is less than $66,000, your contribution may be fully deductible; if your income is between $65,000 and $76,000, your contribution may be partially deductible and if your income is $76,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible. If you and your spouse file jointly, and you are not covered by a plan but your spouse is: if your modified AGI in 2021 is between $198,000 and $208,000, your contribution may be partially deductible.
(d) Roth IRAs
Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2021 is the lesser of $6,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2021. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income in 2021 is less than: $198,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $125,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. All persons may be eligible to convert a distribution from an employer-sponsored plan or from a traditional IRA into a Roth IRA. Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service (“IRS”). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.
(e) Pension and Profit-Sharing Plans
Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; investing and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.
(f) Deferred Compensation Plans — Section 457(b)
Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees’ gross income until distributed from, or in some cases made available under the plan. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. All 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.
Broker-Dealer Firms Receiving Revenue Sharing Payments
The following list includes the names of member firms of FINRA (or their affiliated broker-dealers) that received a revenue sharing payment of more than [$15,000] as of the calendar year ending December 31, 2020, from American General Life Insurance Company. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.
Ameriprise Financial Services, Inc.	M&T Securities, Inc.
Avantax Investment Services, Inc	MML Investors Services, LLC
BBVA Compass Investment Solutions, Inc.	Morgan Stanley & Co., Incorporated
Cadaret, Grant & Co, Inc	NEXT Financial Group, Inc.
Cetera Advisor Network LLC	PNC Investments
Cetera Advisors LLC	Primerica Financial Services
Cetera Financial Specialists LLC	PRUCO Securities LLC
Cetera Investment Services LLC	Raymond James & Associates
Citigroup Global Markets Inc.	Raymond James Financial
CUSO Financial Services, L.P.	RBC Capital Markets Corporation
Edward D. Jones & Co., L.P.	Royal Alliance Associates, Inc.
First Allied Securities	SagePoint Financial, Inc.
FSC Securities Corp.	Securities America, Inc.
H. Beck, Inc	Triad Advisors, Inc
Investacorp, Inc	UBS Financial Services Inc.
Kestra Investment Services	Voya Financial Advisors, Inc.
Lincoln Financial Advisor	Wells Fargo Advisor, LLC
Lincoln Financial Securities	Woodbury Financial Services, Inc.
LPL Financial Corporation

We will update this list annually; interim arrangements may not be reflected. You are encouraged to review the prospectus for each Underlying Fund for any other compensation arrangements pertaining to the distribution of Underlying Fund shares.
Certain broker dealers with which we have selling agreements are our affiliates. In an effort to promote the sale of our products, affiliated firms may pay their registered representatives additional cash incentives which may include but are not limited to bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts, that they would not receive in connection with the sale of contracts issued by unaffiliated companies.
Distribution of Contracts
The contracts are offered on a continuous basis through AIG Capital Services, Inc., located at 21650 Oxnard Street, Suite 750 Woodland Hills, CA 91367-4997. AIG Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company and AIG Capital Services, Inc. are each an indirect, wholly owned subsidiary of American International Group. No underwriting fees are paid in connection with the distribution of the contracts.

Financial Statements
[ TO BE UPDATED BY AMENDMENT]

Part C — Other Information
Item 27.     Exhibits
Exhibit Number	Description	Location
(a)	Secretary's Certificate dated March 4, 2021, certifying the Resolution of the Board of Directors of American General Life Insurance Company authorizing establishment of Variable Annuity Account Ten	Filed Herewith
(b)	Form of Custody Agreements	Not Applicable
(c)(1)	Distribution Agreement	To be Updated by Amendment
(c)(2)	Selling Agreement	To be Updated by Amendment
(d)(1)	AGL Variable Annuity Contract	To be Updated by Amendment
(d)(2)	AGL Contract Data Page	To be Updated by Amendment
(d)(3)	AGL Variable Annuity Contract	To be Updated by Amendment
(d)(4)	AGL Nursing Home Waiver Rider	To be Updated by Amendment
(d)(8)	AGL Premium Plus Endorsement	To be Updated by Amendment
(d)(9)	AGL Merger Endorsement (L8204 (7/12))	Incorporated by reference to Initial Registration Statement, File Nos. 333-185762 and 811-03859, filed on January 2, 2013, Accession No. 0000950123-12-014430.
(d)(10)	AGL Return of Purchase Payment Death Benefit Endorsement	To be Updated by Amendment
(d)(11)	AGL Contract Data Page	To be Updated by Amendment
(d)(12)	AGL Optional Return of Purchase Payment Death Benefit Endorsement	To be Updated by Amendment
(d)(13)	AGL Optional Return of Purchase Payment Death Benefit Endorsement	To be Updated by Amendment
(d)(14)	AGL Optional Return of Purchase Payment Death Benefit Rider	To be Updated by Amendment
(d)(15)	AGL IRA Endorsement	To be Updated by Amendment
(d)(16)	AGL Roth IRA Endorsement	To be Updated by Amendment
(d)(17)	AGL Roth SEP Endorsement	To be Updated by Amendment
(d)(18)	AGL State Deferred Compensation Plan Endorsement	To be Updated by Amendment
(d)(19)	AGL Pension and Profit Sharing Plan Endorsement	To be Updated by Amendment
(e)	Application for Contract	To be Updated by Amendment
(f)	Corporate Documents of Depositor
(f)(1)	Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991 (P)	Incorporated by reference to Initial Form Registration Statement, File No. 033-43390 of American General Life Insurance Company Separate Account D, filed on October 16, 1991.
(f)(2)	Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995	Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement, File No. 333-53909, of American General Life Insurance Company Separate Account VL-R, filed on August 19, 1998, Accession No. 0000899243-98-001661.
(f)(3)	Bylaws of American General Life Insurance Company, restated as of June 8, 2005	Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No. 46, File Nos. 333-43264 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on August 12, 2005, Accession No. 0001193125-05-165474.
(g)	Reinsurance Contract	Not Applicable

Exhibit Number	Description	Location
(h)	Participation Agreements
(h)(1)	Fund Participation Agreement	To be Updated by Amendment
(i)	Administrative Contracts	Not Applicable
(j)	Other Material Contracts
(j)(1)	Notice of Termination of Support Agreement	Incorporated by reference to Post-Effective Amendment No. 17 and Amendment No. 18, File Nos. 333-137867 and 811-03859, filed on April 27, 2011, Accession No. 0000950123-11-040070.
(j)(2)	Amended and Restated Unconditional Capital Maintenance Agreement between American International Group, Inc. and American General Life Insurance Company	Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 3, File Nos. 333-185778 and 811-03859, filed on April 30, 2014, Accession No. 0000950123-14-004617.
(j)(3)	Agreement and Plan of Merger	Incorporated by reference to Initial Registration Statement, File Nos. 333-185762 and 811-03859, filed on January 2, 2013, Accession No. 0000950123-12-014430.
(j)(4)	CMA Termination Agreement	Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 3, File Nos. 333-185762 and 811-03859, filed on April 28, 2015, Accession No. 0001193125-15-153218.
(k)	Opinion of Counsel and Consent of Depositor	Filed Herewith
(l)	Consent of Independent Registered Public Accounting Firm	To be filed by Amendment
(m)	Financial Statements Omitted from Item 26	Not Applicable
(n)	Initial Capital Agreement	Not Applicable
(o)	Form In Initial Summary Prospectus	Filed Herewith
(p)	Power of Attorney — American General Life Insurance Company Directors	Filed Herewith

Item 28.     Directors and Officers of the Depositor
The directors and principal officers of the American General Life Insurance Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.
Names, Positions and Offices Held with Depositor
K EVIN T. HOGAN (1)	Director, Chairman, Chief Executive Officer, and President
K ATHERINE A. ANDERSON	Director, Senior Vice President and Chief Risk Officer
T HOMAS J. DIEMER	Director, Executive Vice President and Chief Financial Officer
T ERRI N. FIEDLER	Director, Senior Vice President and Chief Distribution Officer
M ICHAEL P. HARWOOD	Director, Senior Vice President, Chief Actuary and Corporate Illustration Actuary
J ONATHAN J. NOVAK (2)	Director and Chief Executive Officer, Institutional Markets
T ODD P. SOLASH (3)	Director and Chief Executive Officer, Individual Retirement and Life Insurance
A LIREZA VASEGHI (1)	Director, Senior Vice President and Chief Investment Officer
Evelyn Curran	Executive Vice President
Gabriel A. Lopez (3)	Senior Vice President, Individual Retirement Operations
Bryan A. Pinsky (3)	Senior Vice President, Individual Retirement Products
Sabyasachi Ray (1)	Senior Vice President and Chief Operating Officer
David Ditillo (5)	Senior Vice President and Chief Information Officer
Christine A. Nixon (3)	Senior Vice President
Christopher V. Muchmore (3)	Senior Vice President, Chief Financial Officer, Individual Retirement
Kyle L. Jennings	Senior Vice President and Chief Compliance Officer
Sai P. Raman (6)	Senior Vice President, Institutional Markets
Timothy M. Heslin (7)	Senior Vice President and Chief Life Product and Underwriting Officer
C RAIG A. ANDERSON	Senior Vice President and Life Controller
Mallary L. Reznik (3)	Senior Vice President, General Counsel and Assistant Secretary
Christina M. Haley (3)	Senior Vice President, Product Filing
Justin J.W. Caulfield (1)	Vice President and Treasurer
Julie Cotton Hearne	Vice President and Secretary
Mark A. Peterson (7)	Vice President, Distribution
Leo W. Grace	Vice President, Product Filing
Tracey E. Harris	Vice President, Product Filing
Mary M. Newitt (3)	Vice President, Product Filing
Daniel R. Cricks	Vice President and Tax Officer
Stephen G. Lunanuova (8)	Vice President and Tax Officer
Barbara J. Moore	Vice President and Tax Officer
T. Clay Spires	Vice President and Tax Officer
Michael E. Treske (3)	Vice President, Distribution
Frank Kophamel	Vice President and Appointed Actuary
Michelle D. Campion (9)	Vice President
Jeffrey S. Flinn	Vice President
Manda Ghaferi (3)	Vice President
Christopher J. Hobson	Vice President
Jennifer N. Miller (9)	Vice President
Thomas A. Musante (9)	Vice President
Stewart R. Polakov (3)	Vice President
Nicolas Berg (1)	Vice President
Amanda K. Ouslander	Anti-Money Laundering and Economic Sanctions Compliance Officer
Lisa K. Gerhart	Vice President and Assistant Life Controller
Jennifer A. Roth (3)	Vice President, 38a-1 Compliance Officer
David J. Kumatz (7)	Assistant Secretary
Rosemary Foster	Assistant Secretary
Virginia N. Puzon (3)	Assistant Secretary

Names, Positions and Offices Held with Depositor
Marjorie D. Washington	Assistant Secretary
Lloyd J. Bellow	Assistant Tax Officer
Grace D. Harvey	Illustration Actuary
Laszlo Kulin (8)	Investment Tax Officer
Michael F. Mulligan	Head of International Pension Risk Transfer
Staci Smith	Manager, State Filings
Melissa H. Cozart	Privacy Officer

(1)	175 Water Street, New York, NY 10038
(2)	10880 Wilshire Blvd. Suite 1101, Los Angeles, CA 90024
(3)	21650 Oxnard Street, Woodland Hills, CA 91367
(4)	58 Fenchurch Street, London, United Kingdom, EC3M 4AB
(5)	3211 Shannon Road, Durham, NC 27707
(6)	50 Danbury Road, Wilton, CT 06897
(7)	340 Seven Springs Way, Brentwood, TN, 32027
(8)	80 Pine Street, New York, NY 10005
(9)	777 S. Figueroa Street, Los Angeles, CA 90017
(10)	301 Grant Street, Pittsburgh, PA, 15219
Item 29.     Persons Controlled By or Under Common Control with Depositor or Registrant
The Registrant is a separate account of American General Life Insurance Company (“Depositor”). The Depositor is an indirect, wholly owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.’s Form 10-K, SEC File No. 001-08787, Accession No. 0001104659-21-025742, filed on February 19, 2021. Exhibit 21 is incorporated herein by reference.
Item 30.     Indemnification
Insofar as indemnification for liability arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
American General Life Insurance Company
To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.
Item 31.     Principal Underwriter
(a)   AIG Capital Services, Inc. acts as distributor for the following investment companies:

American General Life Insurance Company
Variable Separate Account
Variable Annuity Account Five
Variable Annuity Account Seven
Variable Annuity Account Nine
Variable Annuity Account Ten
AG Separate Account D
AGL Separate Account I of AGL
AGL Separate Account VL-R
The United States Life Insurance Company in the City of New York
FS Variable Separate Account
FS Variable Annuity Account Five
USL Separate Account VL-R
USL Separate Account USL A
The Variable Annuity Life Insurance Company
Variable Annuity Life Insurance Co Separate Account A
(b)   Directors, Officers and principal place of business:
Officer/Directors*	Position
James T. Nichols(1)	Director, President and Chief Executive Officer
Terri N. Fiedler(2)	Director, Senior Vice President and Chief Distribution Officer
Todd P. Solash	Director
Frank Curran(1)	Vice President, Chief Financial Officer, Chief Operating Officer, Controller and Treasurer
Michael Fortey(2)	Chief Compliance Officer
Daniel R. Cricks(2)	Vice President, Tax Officer
Thomas Clayton Spires(2)	Vice President, Tax Officer
Julie A. Cotton Hearne(2)	Vice President and Secretary
John Thomas Genoy(1)	Vice President
Mallary Loren Reznik	Vice President
Rosemary Foster(2)	Assistant Secretary
Virginia N. Puzon	Assistant Secretary
Marjorie Washington(2)	Assistant Secretary

*	Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997.
(1)	Principal business address 160 Greene Street, Jersey City, NJ 07311
(2) Principal business address 2919 Allen Parkway, Houston, TX 77019
(c) AIG Capital Services, Inc. retains no compensation or commissions from the Registrant.
Item 32.     Location of Accounts and Records
All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company’s Annuity Service Center located at P.O. Box 15570, Amarillo, Texas 79105-5570.
Item 33.     Management Services
Not Applicable.

Item 34.     Fee Representation and Other Representations
Fee Representation
Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.
Other Representations
The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account Ten, has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and the State of Texas on this 23th day of March, 2021.
Variable Annuity Account Ten
(Registrant)
BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
        (On behalf of the Registrant and itself)
BY:  /s/   CRAIG A. ANDERSON

         CRAIG A. ANDERSON
        SENIOR VICE PRESIDENT
        AND LIFE CONTROLLER
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
KEVIN T. HOGAN* KEVIN T. HOGAN	Director, Chairman, Chief Executive Officer, and President (Principal Executive Officer)	March 23, 2021

THOMAS J. DIEMER* THOMAS J. DIEMER	Director, Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 23, 2021

/s/ CRAIG A. ANDERSON CRAIG A. ANDERSON	Senior Vice President and Life Controller (Principal Accounting Officer)	March 23, 2021

KATHERINE A. ANDERSON* KATHERINE A. ANDERSON	Director	March 23, 2021

TERRI N. FIEDLER* TERRI N. FIEDLER	Director	March 23, 2021

MICHAEL P. HARWOOD* MICHAEL P. HARWOOD	Director	March 23, 2021

JONATHAN J. NOVAK* JONATHAN J. NOVAK	Director	March 23, 2021

TODD P. SOLASH* TODD P. SOLASH	Director	March 23, 2021

ALIREZA VASEGHI* ALIREZA VASEGHI	Director	March 23, 2021

/s/ *MANDA GHAFERI MANDA GHAFERI	Attorney-in-Fact	March 23, 2021